As submitted on June 25, 2018 to the Securities and Exchange Commission

For confidential review pursuant to the Jumpstart our Business Startups Act of 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RAIL VISION LTD.

(Exact name of registrant as specified in its charter)

State of Israel	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Elen Katz	Zysman, Aharoni, Gayer &
Chief Executive Officer	Sullivan & Worcester LLP
15 Ha’Tidhar St.	1633 Broadway
Ra’anana, 4366517 Israel	New York, NY 10019
Tel: +972- 9-957-7706	Tel: 212.660.3000
(Address, including zip code, and telephone number, including	(Name, address, including zip code, and telephone
area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq.	Eitan Shmueli, Adv.	Stuart Neuhauser, Esq.	Shachar Hadar, Adv.
Howard E. Berkenblit, Esq.	Gregory Irgo, Adv.	Ellenoff Grossman & Schole, LLP	Meitar Liquornik Geva
David A. Huberman, Esq.	Eitan Mehulal & Sadot	1345 Avenue of the Americas	Leshem Tal
Zysman, Aharoni, Gayer and	10 Abba Eban Blvd.	New York, NY 10105	16 Abba Hillel Silver Rd.
Sullivan & Worcester LLP	PO Box 2081	Tel: 212.370.1300	Ramat Gan
1633 Broadway	Herzlia 4612002, Israel		52506, Israel
New York, NY 10019	Tel: +972.9.972.6000		Tel: +972.3.610.3100
Tel: 212.660.3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares, par value NIS 0.01 per share(2)(3)	$	$
Representative’s warrants to purchase Ordinary Shares(4)
Ordinary Shares issuable upon exercise of Representative’s warrants(5)	$	$
TOTAL	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act.

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	Includes Ordinary Shares which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(4)	In accordance with Rule 457(g) under the Securities Act, because the Ordinary Shares of the registrant underlying the warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. One-third of the representative’s warrants are exercisable at a price per share equal to 125% of the public offering price, one-third of the representative’s warrants are exercisable at a price per share equal to 150% of the public offering price, and one-third of the representative’s warrants are exercisable at a price per share equal to 175% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the representative’s warrants is equal to 150% (which is the average of 125%, 150% and 175%) of $ (which is equal to 4.5% of $ ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 25, 2018

Ordinary Shares

Rail Vision Ltd.

This is an initial public offering of our ordinary shares, par value NIS 0.01, or Ordinary Shares. We are offering all of the Ordinary Shares offered by this prospectus.

Prior to this offering, there has been no public market for our Ordinary Shares. It is currently estimated that the initial public offering price per share will be between $        and $          . We intend to apply to list the Ordinary Shares on The Nasdaq Capital Market under the symbol “RVSN.”

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 5.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	In addition, we have agreed to reimburse the representative of the underwriters for certain expenses and to issue to the representative of the underwriters warrants to purchase a number of Ordinary Shares equal to 4.5% of the Ordinary Shares sold in this offering. See “Underwriting” on page 67 for a complete description of compensation payable to the underwriters.

We have granted the representative of the underwriters an option to                         purchase up to additional Ordinary Shares from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $       , and the total proceeds to us, before expenses, will be $          .

The underwriters expect to deliver the Ordinary Shares on or about         , 2018.

Neither the Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Chardan

 The date of this prospectus is      , 2018

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our Ordinary Shares, and seeking offers to buy our Ordinary Shares, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Ordinary Shares.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “Rail Vision” refer to Rail Vision Ltd., an Israeli corporation.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” mean U.S. dollars, and references to “NIS” are to New Israeli Shekels.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Ordinary Shares. Before you decide to invest in our Ordinary Shares, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Our Company

 We are a development-stage technology company specializing in the field of “smart train” operations. We are engaged in the design, development and assembly of safety, security and track scanning systems for the global railway industry. Our proprietary Automated Early Warning System has been designed to solve challenges in railway operational safety, efficiency and predictive maintenance. The Automated Early Warning System provides visual data of a train’s surrounding environment by utilizing real-time algorithmic analysis of the input received from various advanced onboard sensors, including thermal infrared sensors, high definition video sensors and other sensors.

We believe that our Automated Early Warning System is the ideal solution for advancing railway safety and predictive maintenance.

Most of the currently available safety solutions for the railway industry focus on stationary systems in dedicated hazardous locations such as level crossings and passenger train stations, among others. These include different technologies for detecting rolling stock that are immobile on the tracks and usually include different cameras and radars. The problem with these solutions is that the train is only protected at specific points of the railroad junctions, leaving the vast majority of the railway unprotected. We believe that our Automated Early Warning System addresses this problem as well as most of the challenges train operators face with regards to collisions, derailments and other accidents caused by obstacles on tracks, and poor infrastructure. Recently, other companies have attempted to migrate certain technologies such as radars, light detection and ranging, or LIDARs, cameras and other technologies from the automotive industry (such as from advanced driver-assistance systems products) to the railway industry, but, to our knowledge, up until now these technologies and products have not performed in compliance with industry standards.

Traditionally, maintenance has revolved around track inspections done mostly by means of trained personnel riding on a utility vehicle and visually scanning for defects. Predictive maintenance is about predicting the optimal timing for maintenance, allowing rail professionals to identify proactive and necessary maintenance work before a fault occurs. The importance of predictive maintenance has come into sharp focus recently with new advancements in sensors and communication technology, yet the rail industry has stalled in the implementation of meaningful predictive maintenance, likely due to cost restrictions and the prematurity of available analytic solutions that are able to collect and process big data. We believe that our technology will make it possible to affordably collect and analyze vast amounts of data necessary to provide predictive maintenance solutions to railways, although we cannot be certain.

In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical solution.

Strategy

Our vision is to become a global leading developer and supplier of cognitive vision systems for the railway industry. We have developed our systems to save lives, increase efficiency and reduce operator expenses dramatically. Our initial focus is the European market, where already several initiatives have been launched to further advance and standardize innovative and revolutionary technologies. We believe that Europe has the most advanced railway infrastructure in the world, and could benefit greatly from our products. We plan to gradually expand to the United States and Asia.

We intend to further advance our cutting edge technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Complete the development of our Automated Early Warning System. We plan to finalize the two versions of our Automated Early Warning System. First, we intend to complete the short range version for use in switchyard operations. We are already cooperating with potential clients such as train operators for mutual scope of work for product development. We already collaborate with sensor and semi-conductor vendors for product integration.

●	Strategic partnerships with key industry clients. We expect to conduct long term testing with railway operators and locomotive manufacturers during the second half of 2018 and during 2019, and in parallel we plan to sell and anticipate first revenues in the end of 2019 or the beginning of 2020 for our systems to these companies with an annual recurrent Service Level Agreement, or SLA, for our products. Additionally, we plan to cooperate with strategic partners in various territories, which will allow us to effectively penetrate these respective markets.

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●	Commercialize our products as plug & play retro-fit system for railway operators. We plan to leverage partnerships and first sales to commercialize our products for mass production and expand to other territories and customers.

●	Sell our products directly to locomotive manufacturers. We plan to leverage our experience, expansion and product reliability to engage locomotive manufacturers to integrate our products into locomotive design and manufacturing to enable semi-autonomous features.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our Ordinary Shares. In particular, our risks include, but are not limited to, the following:

●	We are a development-stage company and have a limited operating history on which to assess our business, have incurred significant losses since our inception, including a net loss of $3.8 million for the year ended December 31, 2017, and an accumulated deficit of approximately $4.7 million, and anticipate that we will continue to incur significant losses for the foreseeable future;

●	given our limited revenue and lack of positive cash flow, we will need to raise additional capital, which may be unavailable to us;

●	we may not generate revenue in the manner in which we anticipate.

●	our competitors may develop or commercialize products faster or more successfully than us;

●	if we are unable to obtain and maintain effective intellectual property rights for our technologies, products or any future product candidates, we may not be able to compete effectively in our markets; and

●	our future success depends in part upon our ability to retain our executive and scientific teams, and to attract, retain and motivate other qualified personnel.

Corporate Information

We are a corporation based in Ra’anana and were incorporated in Israel. Our principal executive offices are located at 15 Hatidhar St. Ra’anana, 4366517 Israel. Our telephone number in Israel is +972-9-957-7706. Our website address is http://www.railvision.io/. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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THE OFFERING

Ordinary Shares currently outstanding	Ordinary Shares

Ordinary Shares offered by us	Ordinary Shares

Ordinary Shares to be outstanding after this offering	Ordinary Shares. If the underwriters exercise their option to purchase additional Ordinary Shares in full, the Ordinary Shares outstanding immediately after this offering will be Ordinary Shares.

Over-allotment option	We have granted the underwriters the right to purchase up to additional Ordinary Shares from us at the public offering price less the underwriting discount within 45 days from the date of this prospectus to cover over-allotments.

Use of proceeds

We expect to receive approximately $          million in net proceeds from the sale of  Ordinary Shares offered by us in this offering (approximately $         million if the underwriters exercise their over-allotment option in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed public offering price of $           per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus.

See “Use of Proceeds” for more information about the intended use of proceeds from this offering.

We currently expect to use the net proceeds from this offering for:

	●	approximately $ for completing the development of our Automated Early Warning System;

	●	approximately $ for building long-term global channels infrastructure; and

	●	the remainder for working capital and general corporate purposes, and possible in-licensing of additional intellectual property and product candidates, for next generation product development.

We have not determined the amounts we plan to spend on the items listed above or the timing of these expenditures. As a result, our management will have broad discretion in the application of the net proceeds of this offering.

Risk factors	You should read the “Risk Factors” section starting on page 5 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our Ordinary Shares.

Proposed Nasdaq Capital Market Symbol:	“RVSN”

The number of our Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold and is based on 161,898 Ordinary Shares outstanding as of June 22, 2018. This number excludes:

●	37,945 Ordinary Shares issuable upon the exercise of warrants outstanding as of June 22, 2018, at a weighted average exercise price of $263.54 per share, with expiration dates ranging from November 2018 and May 2019; and

●	12,869 Ordinary Shares reserved for issuance under our Share Option Plan, or the Option Plan, of which options to purchase 12,227 Ordinary Shares are outstanding as of June 22, 2018, none of which were vested as of such date.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	an initial public offering price of $ per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus;

●	a one-for- share split of our Ordinary Shares;

●	no exercise of the underwriters’ option to purchase up to an additional Ordinary Shares, and no exercise of the representative’s warrants;

●	the exercise of warrants to purchase 37,278 Ordinary Shares, which will occur prior to the closing of this offering and the corresponding issuance of 546 Ordinary Shares issuable pursuant to anti-dilution rights that will be triggered upon the exercise of certain of the foregoing warrants; and

●	the issuance of Ordinary Shares, to be issued pursuant to an anti-dilution provision included in a certain Private Placement Agreement, based on the estimated initial public offering price set forth above. See “Dilution” for further information.

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SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of comprehensive loss and balance sheet data for the period from April 18, 2016 through December 31, 2016 and for the year ended December 31, 2017 from our audited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

(in thousands of USD, except share and per share data)	Period from April 18, 2016 (Inception) to December 31,	Year Ended December 31,
	2016	2017
Statements of comprehensive loss data
Research and development expenses, net	$539	$2,573
General and administrative expenses	314	1,296
Operating loss	853	3,869
Finance expenses (income), net	34	(22)
Net loss	$887	$3,847
Basic and diluted loss per share	$(16.99)	$(48.36)
Weighted average number of shares used in computing basic and diluted loss per share	$52,207	$79,539

(in thousands of USD)	As of December 31, 2017
	Actual	Pro Forma (1)	Pro Forma As Adjusted (2)
Balance Sheet Data:
Cash and cash equivalents	$2,492	$17,149
Total assets	$3,349	$18,006
Accumulated deficit	$(4,734)	$(4,734)
Total shareholders’ equity (deficit)	$2,845	$17,502

(1)	Pro Forma data gives effect to the following events as if each event had occurred on December 31, 2017: (i) the issuance of 4,201 Ordinary Shares issued from January 2018 until May 2018 pursuant to a private placement at a price per share of $642.48; (ii) the issuance of 22,502 Ordinary Shares pursuant to the exercise of warrants from January 2018 until May 2018, at an exercise price of $189.09 per share; (iii) the issuance of 37,278 Ordinary Shares pursuant to an exercise of warrants, which will occur upon the closing of this offering; and (iv) the issuance of 546 Ordinary Shares issuable pursuant to anti-dilution rights that will be triggered upon the exercise of certain of the foregoing warrants.

(2)	Pro Forma As Adjusted data gives additional effect to the sale of Ordinary Shares in this offering at an initial public offering price of $ per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on December 31, 2017.

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our Ordinary Shares. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our Ordinary Shares to decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are a development-stage company with a limited operating history. We have incurred net losses since our inception in 2016, including net losses of approximately $3.8 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of approximately $4.7 million.

We have devoted substantially all of our financial resources to develop our products. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development and testing of our products;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any revenue from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have not generated any revenue since the date of our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development and testing of our products;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing products, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

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We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, testing and other related activities;

●	the cost of establishing commercial supplies of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available, when needed, in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares.

Risks Related to Our Business and Industry

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. Specifically, our safety device is complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. Furthermore, we face a risk of exposure to claims in the event that our products are used in connection with autonomous train operations, and do not perform as expected or experience a malfunction that results in personal injury or death.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we do not maintain product liability insurance, which will be necessary prior to the commercialization of our products. It is likely that any product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

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We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our electro-optics experts, physicists, mathematicians, software engineers, mechanical engineers and computer vision professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

Our business may be adversely affected by changes in railway safety regulations.

As the autonomous train industry continues to develop, regulators, including the U.S. Department of Transportation’s Federal Railroad Administration, or the FRA, and the European Union Agency for Railways, or the ERA, may adapt existing regulations and create new ones in order to ensure the compatibility of autonomous trains and autonomous train technology with regulatory expectations, requirements relating to safety and legal liability. On March 29, 2018, for instance, the FRA issued a formal Request For Information, or RFI, regarding the “future of automation in the railroad industry,” which is part of a broader effort by the U.S. Department of Transportation to advance the safe deployment of autonomous technologies. We cannot anticipate what regulations will materialize from the FRA’s RFI, or from parallel inquiries underway in other countries in which we operate. Likewise, we cannot predict the limitations, restrictions and controls nor the economic consequences flowing from such regulations. Should restrictive regulations apply, they could delay the introduction of autonomous train technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research, development and testing of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our product candidates. The process of development and commercialization is long, complex, costly and uncertain of outcome.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our products in development. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to develop new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

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As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our Ordinary Shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-NIS exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies;

●	the level of research and development activities by our company; and

●	changes in end-use/end-user governmental regulation policy.

Due to all of the foregoing factors, and the other risks discussed herein, you should not rely on quarter to quarter and year to year comparisons of our operating results as an indicator of our future performance.

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The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

We aim to sell our products to train operators and/or rolling stock manufacturers. Many of our competitors have extensive track records and relationships within the rail industry and/or the automotive industry. Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to establish a competitive position or to compete successfully against current and future sources of competition.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts that are used in our products from third-party suppliers. While there are several potential suppliers of most of these component parts that we use, we currently choose to use only one or a limited number of suppliers for several of these components. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, or component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components or compounds.

Discontinuation of operations at our and third-parties’ manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell at single facilities in various locations that are specifically dedicated to separate categories of systems. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply our products to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation. Additionally, we rely on third-party manufacturers for components of our products, and we do not have control over the facilities of these third-party manufacturers.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	having to ship and/or manufacture overseas;

●	cultural barriers sustained by conducting business activity in foreign countries;

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●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Furthermore, in an extreme case of a malicious cyber-attack, an online-hacker could take control of our system and trigger false safety alarms causing unnecessary train delays, or prevent an actual alarm from reaching the train operator, causing a collision. Autonomous trains could also be hijacked remotely through a cyber-attack of the train’s system. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing a compromise of our system.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar. A material portion of our operating expenses is incurred outside the United States, mainly in NIS, and is subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. In relation to the effect of inflation, results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index, or CPI. As the results in our financial statements are measured in U.S. dollars, the difference between the annual change in the Israeli CPI and in the NIS/U.S. dollar exchange rate can cause a difference between taxable income and the net loss shown in the financial statements. We expect that the majority of our revenues will be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollars. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

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 Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since our incorporation, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in the United States and in other countries with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of one issued patent in China and 10 pending patent applications, of which four are provisional patent applications, four are national phase applications (filed in China, European Patent Office, Japan and the United States under the provisions of the Paris Convention, and two are international applications filed under the provisions of the Patent Cooperation Treaty, or the PCT, through the World Intellectual Property Organization, or WIPO. We cannot offer any assurances about which, if any, patent applications will be issued, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any existing or new products that we may develop. Four of the abovementioned 10 applications cover the same technology, and have been filed with four different patent offices: the European Patent Office, United States, China and Japan.

Also, there is no guarantee that the patent registration applications that were submitted by us with regards to our technologies will result in patent registration. In the event of failure to complete patent registration, the Company’s developments will not be proprietary, which might allow other entities to manufacture the Company’s products and compete with them.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, we seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

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It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our products or the use of our products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

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We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or rights to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration of assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world, would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent such products from competing with our products.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to this Offering and the Ownership of Our Ordinary Shares

Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. Furthermore, while our directors, officers and certain shareholders will be subject to lock-up agreements with the underwriters of this offering that restrict their ability to transfer our Ordinary Shares for at least six months from the date of this prospectus, approximately % of our shareholders will not be subject to such lock-up and may sell their shares at any time. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares. See “Shares Eligible for Future Sale.”

Our principal shareholders, officers and directors beneficially own over 65.5% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of June 22, 2018, our principal shareholders, officers and directors beneficially own approximately 65.5% of our Ordinary Shares. This number includes Foresight Autonomous Holdings Ltd.’s, or Foresight, beneficial ownership of approximately 39.2% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price of the Ordinary Shares is substantially higher than the net tangible book value per share of our Ordinary Shares. Therefore, if you purchase Ordinary Shares in this offering, you will pay a price per Ordinary Share that substantially exceeds our net tangible book value per Ordinary Share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on the offering price of $           per Ordinary Share, you will experience immediate dilution of $                per Ordinary Share, representing the difference between our pro forma net tangible book value per Ordinary Share after giving effect to this offering and the offering price. In addition, purchasers of our Ordinary Shares in this offering will have contributed approximately           % of the aggregate price paid by all purchasers of our Ordinary Shares but will own only approximately % of our Ordinary Shares outstanding after this offering. See “Dilution.”

In addition, from February through May 2018, we issued to certain investors, pursuant to a private placement, an aggregate of 4,201 Ordinary Shares in consideration of $2,700,000 (i.e., at a price per share of $642.48). Pursuant to the share purchase agreement for this transaction, upon the consummation of a successful initial public offering of our shares on the Nasdaq, the price per share will be reduced, if at all, to reflect a 30% discount of the public offering price per share, and the investors will receive additional Ordinary Shares for no consideration, if any, based on the adjusted price per share. If we issue Ordinary Shares in this offering at the estimated offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, we will be required to issue Ordinary Shares pursuant to the foregoing anti-dilution provision.

Management will have broad discretion as to the use of the net proceeds from this offering.

We have not determined the amount of net proceeds of this offering to be used specifically for the purposes described. As a result, our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a “foreign private issuer” exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under the Companies Law is limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we believe we may be a PFIC during 2017 and although we have not determined whether we will be a PFIC in 2018, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

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Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. See “Description of Share Capital—Provisions Restricting Change in Control of Our Company” for additional information.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Your rights and responsibilities as a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations. See “Management—Board Practices—Duties of Shareholders” for additional information.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel and our corporate headquarters are located in Israel. All of our executive officers and directors and the Israeli experts named in this prospectus are located in Israel. All of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

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There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus.

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, corporate headquarters and research and development facilities are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist militia and political group that controls the Gaza strip) and the Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay our regular operation, product development and delivery of products.

In addition, recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. Such instability in the region may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our securities, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred, and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants related to military service. Such disruption could materially adversely affect our business and operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

●	our lack of operating history;

●	our current and future capital requirements, including having sufficient resources to continue our current operations until December 2018, without using the net proceeds from this offering;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations;

●	our ability to retain key executive members;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws; and

●	acceptance of our business model by investors.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

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USE OF PROCEEDS

We currently expect to use the net proceeds from this offering for:

●	approximately $ for completing the development of our Automated Early Warning System;

●	approximately $ for building long-term global channels infrastructure; and

●	the remainder for working capital and general corporate purposes, and possible in-licensing of additional intellectual property and product candidates, for next generation product development.

In addition, the net proceeds will be reduced by $         as a result an agreement with Israel Railways that we entered into in August 2016, according to which Israel Railways is entitled to receive an amount equivalent to 1.5% of the net proceeds from this offering. We have also agreed to pay a one-time bonus of $100,000, plus VAT, to our Chief Executive Officer upon the consummation of this offering.

The amounts and schedule of our actual expenditures will depend on multiple factors including the progress of our ongoing tests with train operators, the status and results of the tests, the pace of our partnering efforts in regards to manufacturing and commercialization and the overall regulatory environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. However, we may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association to be effective upon the closing of this offering will not require shareholder approval of a dividend distribution and will provide that dividend distributions may be determined by our board of directors. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Pursuant to the Companies Law, the distribution of dividends is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, we may only distribute dividends with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2017:

●	on an actual basis;

●	on a pro forma basis to gives effect to the following events as if each event had occurred on December 31, 2017: (i) the issuance of 4,201 Ordinary Shares issued from January 2018 until May 2018 pursuant to a private placement at a price per share of $642.48; (ii) the issuance of 22,502 Ordinary Shares against the exercise of warrants from January 2018 until May 2018, at an exercise price of $189.09 per share; (iii) the issuance of 37,278 Ordinary Shares pursuant to an exercise of warrants, which will occur upon the closing of this offering; and (iv) the issuance of 546 Ordinary Shares issuable pursuant to anti-dilution rights that will be triggered upon the exercise of certain of the foregoing warrants; and

●	on a pro forma as adjusted basis to give additional effect to the sale of Ordinary Shares in this offering at an assumed public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the Ordinary Shares had occurred on December 31, 2017.

  You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2017
(in thousands of USD)	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$2,492	$17,149	$
Total assets	3,349	18,006

Shareholders’ equity:
Share capital	(*)	(*)
Additional paid in capital	7,579	22,236
Accumulated deficit	(4,734)	(4,734)
Total shareholders’ equity	2,845	17,502
Total liabilities and shareholders’ equity	3,349	18,006

(*) Represents an amount less than $1.

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SELECTED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of comprehensive loss and balance sheets data for the period from April 18, 2016 through December 31, 2016 and for the year ended December 31, 2017 from our audited financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

(in thousands of USD, except share and per share data)	Period from April 18, 2016 to December 31,	Year Ended December 31,
	2016	2017
Statements of Comprehensive Loss Data
Research and development expenses	539	2,573
General and administrative expenses	314	1,296
Operating loss	853	3,869
Finance expenses (income), net	34	(22)
Net loss	887	3,847
Basic and diluted loss per share	(16.99)	(48.36)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	52,207	79,539

(in thousands of USD)	As of December 31,
	2016	2017
Balance Sheets Data:
Cash and cash equivalents	1,148	2,492
Total assets	1,400	3,349
Total current liabilities	168	504
Share capital	(*)	(*)
Additional paid in capital	2,119	7,579
Accumulated deficit	(887)	(4,734)
Total shareholders’ equity	1,232	2,845

(*) Represents an amount less than $1.

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted immediately to the extent of the difference between the public offering price per Ordinary Share you will pay in this offering and the pro forma as adjusted net tangible book value per Ordinary Share after this offering.  At December 31, 2017, we had net tangible book value of $2,646,000, corresponding to a net tangible book value of $27.61 per Ordinary Share. Net tangible book value per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by 95,818, the total number of Ordinary Shares outstanding at December 31, 2017.

Our pro forma net tangible book value as of December 31, 2017 was $        , representing $         per Ordinary Share. Pro forma net tangible book value per Ordinary Share represents the amount of our total tangible assets less our total liabilities, divided by              , the total number of Ordinary Shares outstanding at December 31, 2017, after giving effect to the exercise of warrants to purchase 37,278 Ordinary Shares, which will occur prior to the closing of this offering and the corresponding issuance of 546 Ordinary Shares issuable pursuant to anti-dilution rights that will be triggered upon the exercise of certain of the foregoing warrants.

After giving effect to the sale of Ordinary Shares offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at December 31, 2017 would have been approximately $       , representing $      per Ordinary Share. At the assumed public offering price for this offering of $          per Ordinary Share, the midpoint of the price range as set forth on the cover page of this prospectus, this represents an immediate increase in historical net tangible book value of $        per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of $         per Ordinary Share to purchasers of Ordinary Shares in this offering. Dilution for this purpose represents the difference between the price per Ordinary Share paid by these purchasers and pro forma as adjusted net tangible book value per Ordinary Share immediately after the completion of this offering.

The following table illustrates this dilution of $         per Ordinary Share to purchasers of Ordinary Shares in this offering:

Assumed public offering price per Ordinary Share	$
Pro forma net tangible book value per Ordinary Share as of December 31, 2017
Increase in net tangible book value per Ordinary Share attributable to new investors
Pro forma as adjusted net tangible book value per Ordinary Share after this offering (1)
Dilution per Ordinary Share to new investors
Percentage of dilution in net tangible book value per Ordinary Share for new investors

(1)	Also, if we issue Ordinary Shares in this offering at the estimated offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, we will be required to issue Ordinary Shares pursuant to an anti-dilution provision described below. The pro forma as adjusted data gives effect to the issuance of Ordinary Shares pursuant to this anti-dilution provision, based on the estimated offering price.

A $1.00 increase or decrease in the assumed initial public offering price of $      per Ordinary Share would increase or decrease our pro forma net tangible book value per Ordinary Share after this offering by $      and the dilution per Ordinary Share to new investors by $      , assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of Ordinary Shares we are offering.

An increase or decrease of 100,000 Ordinary Shares in the number of Ordinary Shares offered by us would increase or decrease our pro forma net tangible book value after this offering by approximately $                       million and the pro forma net tangible book value per Ordinary Share after this offering by $                       per Ordinary Share and would increase or decrease the dilution per Ordinary Share to new investors by $                       , after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between the number of Ordinary Shares we issued and sold, the total consideration we received and the average price per Ordinary Share paid by the existing holders of our Ordinary Shares and by investors in this offering, and based upon an assumed public offering price of $           per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100%		$

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The number of Ordinary Shares purchased from us by existing shareholders is based on 95,818 Ordinary Shares outstanding as of December 31, 2017, after giving effect to the exercise of warrants to purchase 37,278 Ordinary Shares, which will occur prior to the closing of this offering and the corresponding issuance of 1,167 Ordinary Shares issuable pursuant to anti-dilution rights that will be triggered upon the exercise of certain of the foregoing warrants, and excludes 96,583 Ordinary Shares issuable upon the exercise of warrants outstanding as of December 31, 2017.

If all of such options and warrants had been exercised as of December 31, 2017, the number of Ordinary Shares held by existing shareholders would increase to                   , or       % of the total number of Ordinary Shares outstanding after this offering, the percentage of Ordinary Shares held by existing shareholders would increase to      % of the total Ordinary Shares outstanding and the average price per Ordinary Share paid by the existing shareholders would be $      .

If the underwriters exercise their option to purchase additional Ordinary Shares in full in this offering, the number of Ordinary Shares held by new investors will increase to                   , or       % of the total number of Ordinary Shares outstanding after this offering and the percentage of Ordinary Shares held by existing shareholders will decrease to      % of the total Ordinary Shares outstanding.

In addition, from February through May 2018, we issued to certain investors, pursuant to a private placement, an aggregate of 4,201 Ordinary Shares in consideration of $2,700,000 (i.e., at a price per share of $642.48). Pursuant to the share purchase agreement for this transaction, upon the consummation of a successful initial public offering of our shares on the Nasdaq, the price per share will be reduced, if at all, to reflect a 30% discount of the public offering price per share, and the investors will receive additional Ordinary Shares for no consideration, if any, based on the adjusted price per share. If we issue Ordinary Shares in this offering at the estimated offering price of $           per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, we will be required to issue          Ordinary Shares pursuant to the foregoing anti-dilution provision.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.  The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

Overview

We are a development-stage technology company specializing in the field of “smart train” operations. We are engaged in the design, development and assembly of safety, security and track scanning systems for the global railway industry. Our proprietary Automated Early Warning System has been designed to solve challenges in railway operational safety, efficiency and predictive maintenance. The Automated Early Warning System provides visual data of a train’s surrounding environment by utilizing real-time algorithmic analysis of the input received from various advanced onboard sensors, including thermal infrared sensors, high definition video sensors and other sensors.

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and general and administrative expenses. To date, we have not generated any revenues.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Period from April 18, 2016 to December 31,	Year ended December 31,
	2016	2017
(in thousands of USD)
Depreciation	6	48
Share-based payment	4	34
Payroll and related expenses	105	2,195
Subcontractors	424	197
Other	-	99
Total	539	2,573

We expect that our research and development expenses will materially increase as we continue to develop our products and recruit additional research and development employees.

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General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Period from April 18, 2016 to December 31,	Year ended December 31,
	2016	2017
(in thousands of USD)
Payroll and related expenses	137	537
Share-based payment	-	43
Professional services	69	442
Travel expenses	47	44
Rent and office maintenance	53	228
Depreciation and other	8	2
Total	314	1,296

Comparison of the Year Ended December 31, 2017 to the Period Ended December 31, 2016

Results of Operations

(in thousands of USD)	Period from April 18, 2016 to December 31,	December 31,
	2016	2017
Research and development expenses	539	2,573
General and administrative expenses	314	1,296
Operating loss	853	3,869
Financial expenses (income), net	34	(22)
Total comprehensive Loss	887	3,847

Research and Development Expenses

Our research and development expenses for the period ended December 31, 2017 amounted to $2,573,000 representing an increase of $2,034,000, or 377%, compared to $539,000 for the year ended December 31, 2016. The increase was primarily attributable to an increase of $1,928,000 in salaries and related personnel expenses reflecting an increase in the number of employees and payments to subcontractors.

General and administrative expenses

Our general and administrative expenses totaled $1,296,000 for the year ended December 31, 2017, an increase of $982,000 or 313%, compared to $314,000 for the period ended December 31, 2016. The increase was primarily attributable to an increase of $400,000 in payroll, reflecting an increase in the number of employees, an increase of $175,000 in rent and office related expenses, primarily due to our new offices, and an increase of $373,000 in professional services for accounting, legal, bookkeeping, transfer agents and facilities expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2017 was $3,869,000, compared to an operating loss of $853,000 for the period ended December 31, 2016, an increase of $3,016,000, or 353%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized net financial income of $22,000 for the year ended December 31, 2017, compared to net financial expenses of $34,000 for the period ended December 31, 2016. The increase was primarily attributable to exchange rate differences.

Total Comprehensive Loss

As a result of the foregoing, our loss for the year ended December 31, 2017 was $3,847,000, compared to $887,000 for the period ended December 31, 2016, an increase of $2,960,000, or 333%.

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Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this prospectus. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, or US GAAP.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

Share-based compensation

The Company applies ASC 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including share options granted under the Company’s incentive share option plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using a Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of comprehensive loss.

The Company accounts for Ordinary Shares and warrants issued to non-employees using the guidance of ASC 505-50, “Equity-Based Payments to Non-Employees,” whereby the fair value of such Ordinary Shares and warrant grants is determined at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

The Company recognizes compensation expenses for the value of non-employee awards, which have graded vesting, based on the straight-line method over the requisite service period of each award, net of estimated forfeitures.

The Company estimates the fair value of share options granted as equity awards using a Black-Scholes options pricing model. The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). As there has been no public market for our Ordinary Shares, our board of directors has determined fair value of an Ordinary Share at the time of grant of the option based on the price per share according to the last private placement. Expected volatility is estimated based on volatility of similar companies in the technology sector. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2017, we have funded our operations principally with approximately $7,202,000 from the issuance of Ordinary Shares and warrants. As of December 31, 2017, we had approximately $2,492,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Period from April 18, 2016 to December 31,	December 31,
	2016	2017
(in thousands of USD)
Operating activities	$(784)	$(3,564)

Investing activities	$(77)	$(372)

Financing activities	$2,010	$5,280

Net increase in cash and cash equivalents	$1,148	$1,344

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Operating Activities

Net cash used in operating activities of $3,566,000 during the year ended December 31, 2017 was primarily used for payment of an aggregate of approximately $2,816,000 in salaries and related personnel expenses. The remaining amount of approximately $750,000 was used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $784,000 during the period ended December 31, 2016 was primarily used for payment of an aggregate of approximately $685,000 in subcontractors and salaries and related personnel expenses. The remaining amount of $99,000 was used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $371,000 during 2017 and $77,000 during 2016, primarily reflected the purchase of fixed assets in both periods.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2017 consisted of $5,281,000 of net proceeds from our issuance of Ordinary Shares and Warrants to purchase Ordinary Shares. Net cash provided by financing activities in the period ended December 31, 2016 consisted of $2,010,000 of net proceeds from our issuance of Ordinary Shares and our issuance of convertible notes. Such convertible notes were converted into Ordinary Shares during 2016.

On April 18, 2016 and August 23, 2016, we issued an aggregate of 40,000 Ordinary Shares to our founders for no consideration.

On August 4, 2016 and November 2, 2016, we issued to certain investors pursuant to a private placement: (i) an aggregate of 33,318 Ordinary Shares at an average price per share of $60.03, (ii) warrants to purchase up to 33,318 Ordinary Shares, at an exercise price per share of $189.09, with an expiration date of May 2018, which was thereafter extended to August 2018, (iii) warrants to purchase up to 33,318 Ordinary Shares, at an exercise price per share of $270.13, with an expiration date of May 2019, and (iv) warrants to purchase up to 4,627 Ordinary Shares, at an exercise price per share of $216.10, with an expiration date of November 2018. As part of the private placement agreement, a convertible note of $50,000 was converted into 721 Ordinary Shares. From January until May 2018, warrants to purchase 22,502 Ordinary Shares were exercised, at an exercise price of $189.09 per share. As a result of such exercise, we issued additional 1,553 Ordinary Shares to several investors pursuant to an anti-dilution provision included in the September and October 2017 private placement agreements described below.

On September 5, 2017, we issued to certain investors pursuant to a private placement: (i) an aggregate of 6,339 Ordinary Shares at a price per share of $270.13, and (ii) warrants to purchase up to 6,339 Ordinary Shares, at an exercise price per share of approximately $284.36, subject to adjustments as determined in the share purchase agreement. The warrants will expire upon the consummation of an initial public offering reflecting a pre-money company value of at least $40,000,000.

On October 6, 2017, we issued to certain investors pursuant to a private placement: (i) an aggregate of 15,290 Ordinary Shares at a price per share of $270.13, and (ii) warrants to purchase up to 15,290 Ordinary Shares, at an exercise price per share of approximately $255.70, subject to adjustments as determined in the share purchase agreement. The warrants will expire upon the consummation of an initial public offering reflecting a pre-money company value of at least $40,000,000.

From February through May 2018, we issued to certain investors, pursuant to a private placement, an aggregate of 4,201 Ordinary Shares in consideration of $2,700,000 (i.e., at a price per share of $642.48). Pursuant to the share purchase agreement for this transaction, upon the consummation of a successful initial public offering of our shares on the Nasdaq, the price per share will be reduced, if at all, to reflect a 30% discount of the public offering price per share, and the investors will receive additional Ordinary Shares for no consideration, if any, based on the adjusted price per share. If we issue Ordinary Shares in this offering at the estimated offering price of $              per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, we will be required to issue Ordinary Shares pursuant to the foregoing anti-dilution provision.

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Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated any revenue from the sale of products and we do not expect to generate significant revenues from the sale of our products in the near future.

As of December 31, 2017, our cash and cash equivalents were $2,492,000. From January 1, 2018 until June 22, 2018, we received additional net proceeds of $6,954,903 from the issuance of Ordinary Shares, including Ordinary Shares issued upon the exercise of existing warrants. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until December 2018, without using the net proceeds from this offering and/or the net proceeds from exercise of existing warrants; however, we expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)

Operating leases	$510	$200	$310	-	-

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our liquid assets is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for 2017 by approximately 4% and 8%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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BUSINESS

Overview

We are a development-stage technology company specializing in the field of “smart train” operations. We are engaged in the design, development and assembly of safety, security and track scanning systems for the global railway industry. Our proprietary Automated Early Warning System has been designed to solve challenges in railway operational safety, efficiency and predictive maintenance. The Automated Early Warning System provides visual data of a train’s surrounding environment by utilizing real-time algorithmic analysis of the input received from various advanced onboard sensors, including thermal infrared sensors, high definition video sensors and other sensors.

We believe that our Automated Early Warning System is the ideal solution for advancing railway safety and predictive maintenance.

Most of the currently available safety solutions for the railway industry focus on stationary systems in dedicated hazardous locations such as level crossings and passenger train stations, among others. These include different technologies for detecting rolling stock that are immobile on the tracks and usually include different cameras and radars. The problem with these solutions is that the train is only protected at specific points of the railroad junctions, leaving the vast majority of the railway unprotected. We believe that our Automated Early Warning System addresses this problem as well as most of the challenges train operators face with regards to collisions, derailments and other accidents caused by obstacles on tracks, and poor infrastructure. Recently, other companies have attempted to migrate certain technologies such as radars, light detection and ranging, or LIDARs, cameras and other technologies from the automotive industry (such as from advanced driver-assistance systems products) to the railway industry, but, to our knowledge, up until now these technologies and products have not performed in compliance with industry standards.

Traditionally, maintenance has revolved around track inspections done mostly by means of trained personnel riding on a utility vehicle and visually scanning for defects. Predictive maintenance is about predicting the optimal timing for maintenance, allowing rail professionals to identify proactive and necessary maintenance work before a fault occurs. The importance of predictive maintenance has come into sharp focus recently with new advancements in sensors and communication technology, yet the rail industry has stalled in the implementation of meaningful predictive maintenance, likely due to cost restrictions and the prematurity of available analytic solutions that are able to collect and process big data. We believe that our technology will make it possible to affordably collect and analyze vast amounts of data necessary to provide predictive maintenance solutions to railways, although we cannot be certain.

In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical solution.

Industry Overview and Market Opportunity

Over the past several years, there has been an increased demand for automated solutions in railway systems to make train travel safer and more efficient. Today’s rail operators are confronted with a wide variety of challenges ranging from pressure on budgets, rising operational and maintenance costs from older fleets, modern rolling stock that are more complex to manage than previous generations, new forms of competition, and ever increasing passenger expectations of punctuality, information, amenities and safety. A recent survey conducted by Nomad Digital among rail operators, maintainers and fleet owners shows that operational and maintenance costs, and providing high quality service and information to the passengers, are the biggest concerns for rail operators today.

Railway operators are focused on increasing their operational efficiency. One of the most critical concerns of the railway operator is unplanned “down time.” Railways operate in a manner in which all events must be well planned, but the cost or damage created from unplanned events remains difficult to mitigate. Unplanned events may result in penalties pursuant to penalty regimes applicable in many countries, where the infrastructure owner, the rail authority, the owner of the rolling stock and others, may be subject to strict penalties. Likewise, contractually agreed upon commercial penalties may be imposed following delays in transporting freight and passengers.

Already, the rail industry has begun the process of applying advanced automated technologies to assist railway operators. Systems such as “automatic train control” and “automatic train protection” that monitor and regulate the speed of a train have been adopted by many railways. The European Union Agency for Railways, or ERA, has launched initiatives to further advance and standardize these technologies. The European Railway Traffic Management System, or ERTMS, is a major industrial project that aims at replacing the different national train control and command systems in Europe. The ERTMS’s European Train Control System, or ETCS, is a core signaling and train control component that continuously calculates a safe maximum speed for each train, with cab signaling for the driver and on-board systems that take control if the permissible speed is exceeded. Part of the ETCS’s goal is to be the first to achieve autonomous trains by 2025.

In addition, a recent initiative known as “Shift2Rail” has been launched in Europe, which is the first European rail joint technology initiative to seek focused research and innovation by accelerating the integration of new and advanced technologies into innovative rail product solutions. We believe that Shift2Rail and other similar initiatives and legislation intended to stimulate new and improved rail services across Europe and elsewhere may present a significant market opportunity for us and our competitors in these countries. We believe that we are developing the most innovative and promising long-range obstacle detection system available. In various field trials, our system has proven to have the ability to detect obstacles even from distances up to 2,000 meters, while other available detection systems (i.e. migrated technologies from the automotive industry) do not seem to have the ability to accurately identify obstacles at such distances.

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Automated Early Warning System

We are currently developing, demonstrating and testing two versions of our Automated Early Warning System – one for short range detection for use in switch yards and the other for long range detection for main line use. In the future, we intend to develop a designated product with longer range capabilities for high speed trains that have a longer stopping distance.

Our approach for developing solutions for both safety and maintenance is divided into five main pillars:

1.	High end sensors and optics for image-acquiring in sufficient quality for high-end performance;
2.	Real time embedded vision-based recognition, detection and classification as a first layer of safety using unique algorithms;
3.	Real time embedded software application and control layer for real-time decision making;
4.	Ongoing vision-based scanning and mapping of the train’s surroundings; and
5.	Cloud based data analysis for maintenance, security and environmental statistics.

Our Automated Early Warning System consists of specially adapted sensors positioned on the top of a locomotive, and relies on our proprietary algorithms. The algorithms’ core is deep learning and image processing, along with other computer assisted techniques such as real-time image processing, and fusion from different sensors to monitor for the whole operational range from a few meters up to 2,000 meters. Information is presented to the train operator as a visual image on an on-board monitor. Specific data is also dispatched to the command and control center in real-time, and will be available to other trains, which will help and support those train operators as well.

We believe that our solutions will dramatically increase safety and boost efficiency by preventing accidents, reducing down time and provide tools to deploy predictive maintenance smart policy, which will result in railways saving substantial amounts of money. In addition, we believe that our technology will advance the development of autonomous train operation, as further discussed below.

Beyond addressing efficiency, safety, security and predictive maintenance, we are also exploring possible uses of the unique data (Big Data) collected by our system, which we believe may be valuable to various operators and manufacturers in the rail industry, along with potential customers outside of the rail industry.

Safety and Security Applications

According to the FRA, in the United States there were 11,342 train incidents (including derailments, collisions and level crossing incidents) in 2016 and 11,597 in 2017. According to the ERA, in the European Union there were 1,808 significant railway accidents reported in 2015, resulting in 963 fatalities and an additional 1,032 casualties resulting in serious injury. Furthermore, according to the ERA, on average, a derailment or a collision is reported at least every second day in the European Union that causes significant disruptions to railway operations. The estimated overall economic cost of significant accidents in Europe in 2015 was at least 1.61 billion euros.

Due to the braking distance of trains, many train incidents are unavoidable. The braking distance of a passenger train traveling at a moderate speed (i.e., 87 mi/h) is between 600 and 800 meters, whereas freight trains typically require even longer distances for braking. Human operators, however, do not have the capacity to detect obstructions and halt a train within these braking distances. Our advanced technology is designed to address this human deficiency.

Our Automated Early Warning System monitors the short and long-distance region of interest in front of the train, at an operational range of up to 2,000 meters, which is longer than the braking distance of most trains. Our system is designed to detect, classify and alert train operators of real-time rail obstacles, allowing the train operator to make educated decisions in operating the train, including whether to stop to avoid a collision. Also, after being integrated into the train’s computer, our system’s artificial intelligence capabilities will facilitate taking emergency autonomous actions, such as halting acceleration, braking once an obstacle is detected, sounding a horn and flashing lights.

Most of the currently available safety solutions for the railway industry focus on stationary systems in dedicated hazardous locations such as level crossings, passenger train stations, among others. These include different technologies for detecting rolling stock that are immobile on the tracks and usually include different cameras and radars. The problem with these solutions is that the train is only protected at specific points of the railroad junctions, leaving the vast majority of the railway unprotected. We believe that our Automated Early Warning System addresses this problem as well as most of the challenges train operators face with regards to collisions, derailments and other accidents caused by obstacles on tracks, and poor infrastructure.

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Efficiency and Maintenance Applications

The railway industry is asset-intensive. The industry relies on many assets, such as rolling stock, tracks, terminals and communication infrastructure, to name a few. The challenge for the rail operator is to maximize profits while maintaining the vast inventory of assets. Unexpected malfunction or damage to any of these assets can create a safety hazard and lead to loss in revenues. Traditionally, maintenance has revolved around track inspections done mostly by means of trained personnel riding on a utility vehicle and visually scanning for defects. The importance of predictive maintenance has come into sharp focus recently with new advancements in sensors and communication technology, yet the rail industry has stalled in the implementation of meaningful predictive maintenance, likely due to cost restrictions and the prematurity of available analytic solutions that are able to collect and formulate big data. We believe that our technology will make it possible to affordably collect and analyze vast amounts of data.

Predictive maintenance is about predicting the optimal timing for maintenance, allowing rail professionals to identify proactive and necessary maintenance work before a fault occurs. Predictive maintenance relies on the data collected from various sensors and receivers, and employs algorithms and mathematical models to predict when tracks and other parts are likely to fail so that they can be replaced before they cause unplanned downtime. This model is meant to enable the planning of maintenance activities with maximum intervals between repairs, while minimizing the number and cost of unscheduled outages created by system failures. If deployed correctly, the end result of predictive maintenance is enhanced efficiency and increased profitability, which is achieved by increasing the capacity of the track line, decreasing down time, and reducing the amount of manpower needed for railway assets maintenance.

Our system is designed to capture footage of the railway network, whenever it travels, while being uploaded to the dedicated clouds that will be made available to our customers. Our Automated Early Warning System aims to enhance a train’s operation by providing Data as a Service, or DAAS, to the entire network of operation. Our Automated Early Warning System operates as a predictive or conditioned based maintenance platform by detecting and classifying railway assets and their operational condition such as wayside overheated electrical cabinets, alignment of switches, bended poles, bridges deflection, abnormal position of the overhead catenary system, etc. The ability to perform as an organizational level maintenance diagnostic before a failure takes place can significantly improve operational efficiency and consequently dramatically decrease maintenance expenditures.

Automatic Train Operation

We believe our technology will assist train manufacturers and operators to achieve driverless train operation due to our technology’s capabilities in long distance obstacle detection. Today, many trains are equipped with certain technologies such as automatic train control, or ATC, and automatic train protection, or ATP. ATC is a general class of train protection systems for railways that involves a speed control mechanism in response to external inputs. ATP is a type of train protection system which continually checks that the speed of a train is compatible with the permitted speed.

Beyond ATC and ATP is automatic train operation, or ATO, which is an operational safety enhancement device used to help automate operations of trains and controls all phases of train operation – from acceleration to precise stopping. There are already a number of notable examples of railways that have implemented different levels of ATO. To date, the most common use of ATO has been on metro and underground lines. For example, the London Underground has used semi-automatic operation for many years on the Central, Northern, Jubilee, and Victoria lines. In East London, the Docklands Light Railway has gone even further by removing the traditional cab and driver, replacing them with train attendants.

ATO covers five grades of automation, or GoA:

–	GoA 0 is a train driver on-sight operation, reliant entirely on the train driver to manage the system safety.

–	GoA 1 is a train operation where a train driver controls starting and stopping, operation of doors and handling of emergencies or sudden diversions, but with an ATP.

–	GoA 2 is semi-automatic train operation where stopping is automated but a driver in the cab starts the train, operates the doors, drives the train if needed and handles emergencies. Many current ATO systems are GoA 2.

–	GoA 3 is driverless train operation where starting and stopping are automated but a train attendant operates the doors and drives the train in case of emergencies.

–	GoA 4 is unattended train operation where starting and stopping, operation of doors and handling of emergencies are fully automated without any on-train staff.

We believe that in order to achieve GoA 3 and above for main line long distance traffic a practical solution is needed that integrates an obstacle detection system along with the ATC and ATP systems. GoA 3 and GoA 4 for mainline traffic is not foreseen before 2025 according to leading European operators. We believe that our obstacle detection technology has the potential to advance GoA 3 and GoA 4.

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Strategy

Our vision is to become a global leading developer and supplier of cognitive vision systems for the railway industry. We have developed our systems to save lives, increase efficiency and reduce operator expenses dramatically. Our initial focus is the European market, where already several initiatives have been launched to further advance and standardize innovative and revolutionary technologies. We believe that Europe has the most advanced railway infrastructure in the world, and could benefit greatly from our products. We plan to gradually expand to the United States and Asia.

We intend to further advance our cutting edge technologies and commercialization efforts. To achieve these objectives, we plan to:

●	Complete the development of our Automated Early Warning System. We plan to finalize the two versions of our Automated Early Warning System. First, we intend to complete the short range version for use in switchyard operations. We are already cooperating with potential clients such as train operators for mutual scope of work for product development. We already collaborate with sensor and semi-conductor vendors for product integration.

●	Strategic partnerships with key industry clients. We expect to conduct long term testing with railway operators and locomotive manufacturers during the second half of 2018 and during 2019, and in parallel we plan to sell and anticipate first revenues in the end of 2019 or the beginning of 2020 for our systems to these companies with an annual recurrent Service Level Agreement, or SLA, for our products. Additionally, we plan to cooperate with strategic partners in various territories, which will allow us to effectively penetrate these respective markets.

●	Commercialize our products as plug & play retro-fit system for railway operators. We plan to leverage partnerships and first sales to commercialize our products for mass production and expand to other territories and customers.

●	Sell our products directly to locomotive manufacturers. We plan to leverage our experience, expansion and product reliability to engage locomotive manufacturers to integrate our products into locomotive design and manufacturing to enable semi-autonomous features.

Development Status

Currently our product is in prototype stage and was successfully demonstrated in various field trials. We will require significant additional development resources and time to become operational and ready for commercial production. As of today, we have successfully run our software (algorithms) to be able to detect and classify, in real-time, objects on and near tracks (including humans, switches, the track itself, animals, small objects).

For the period from April 18, 2016 through December 31, 2016 and for the year ended December 31, 2017, we incurred approximately $535,000 and $2,539,000, respectively, of research and development expenses. The lower amount for the period ended December 31, 2016 is primarily attributable to the fact that we commenced operations in the second quarter of 2016.

Field Trials

We regularly conduct field trials in Israel through a non-exclusive cooperation agreement with Israel Railways that we entered into in August 2016. Pursuant to the agreement, Israel Railways supports our development, marketing and sales efforts and provides us access to facilities, experts, labs, equipment, infrastructure and relevant data, and helps us develop business relationships. In consideration of their services, and until the earlier of the consummation of an initial public offering or a change of control transaction, Israel Railways is entitled to receive (i) royalties at a fixed rate of 2.5% of our net sales, and (ii) a 10% finder’s fee commission on net sales derived from introduced parties, both to be paid on a quarterly basis. We have also agreed to provide Israel Railways preferential price treatment with respect to our products, such that they may purchase any and all of our products at the lower of (i) cost to us (including costs, expenses and liabilities incurred by us in selling or providing the product, (ii) such percentage of cost to be mutually agreed upon, or (iii) the lowest price paid to us by any customer for our products. In addition, upon the consummation of an initial public offering or a change of control transaction, Israel Railways shall receive an amount equivalent to 1.5% of the consideration we receive in such transaction. Pursuant to the agreement, we also granted Israel Railways warrants to purchase such number of our Ordinary Shares equal to 2.25% of our issued and outstanding share capital as of the date of the exercise, at a nominal price per share. The warrants expire upon the consummation of an initial public offering or a change of control transaction. We expect that they will be exercised prior to their expiration into approximately 3,644 Ordinary Shares.

In addition, we have conducted several field trials and pilots with European operators, including Germany’s Deutsche Bahn AG, which is the largest rail operator in Europe, Swiss Federal Rails (Schweizerische Bundesbahnen), one of Europe’s most prestigious operators and Trenitalia, Italy’s primary train operator.

In total, we have conducted more than 15 field trails spanning across four countries and in various weather conditions, including rain, heavy snow and fog, during the day and night. The basic concept of our field trials was to mount a set of sensors on the roof of the train and to install a data processing unit, recording unit and monitors in the driver’s cabin. The trials ranged from two to three days, up to a week. We have conducted trials in a controlled environment, in the open field (main line) and in the switchyard.

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We use the images collected by our sensors during the trials for machine-learning algorithm data base purposes. We have a dedicated team of annotators marking the various objects in a given image, so we could feed it to our proprietary neural net for training. The set of annotated images assists us in classifying and recognizing the type of object on track, in different sizes, distances, lighting conditions and shape, thus, helping us to achieve a high rate of detection and recognition with minimum false alerts.

In December 2017, we completed a successful trial of our unique vision-based system for switchyard application with a leading European railway company. The trial was conducted under harsh winter conditions, both during the day and at night, demonstrating this short-range system’s real-time capabilities to detect and classify railway obstacles at distances of several hundred meters. In light of the trial’s positive results, the leading European railway company notified us that it wishes to conduct a long-term, paid pilot test with our system as it considers purchasing the technology for its locomotive fleet. This long-term pilot is scheduled to start in July 2018.

Competition

To the best of our knowledge, there are several other companies focused on the development of driver assistance systems from both the train and the automotive industries. Many of these companies are trying to convert technologies from the automotive industry to the train industry, for the purpose of long-range obstacle detection. These technologies are usually based on laser scanning and/or radar, which we believe are less suited to the railway environment.

Although we expect our system to compete directly with these products and technologies, we differentiate ourselves from these companies by focusing on our unique ability to relay real-time data to the driver for the entire duration of the train’s commute. We believe that our system has distinct advantages over the above-mentioned competing technologies, including the following:

●	Our system is passive, unlike radar and lasers, which when activated at high levels, may be dangerous to humans in the track vicinity such as passenger train stations and level crossings.

●	Our system has proven in several field trials to have the ability to detect obstacles from distances of up to 2,000 meters, which is a unique and essential tool for effective obstacle detection considering prevailing railway braking distances.

●	Our system is much less sensitive to platform velocity and vibrations relative to LIDARs, enabling our product to acquire long distance targets.

●	Our system is passive, and thus not exposed to reflected hot-spots and clutter, whereas radar technology often fails to filter metal objects (including bolts, springs and other metal objects often found on tracks). In addition, our system has no Doppler shift due to the absence of relative parallel movement to train movement.

Production and Manufacturing

As a pioneer in our industry, many of the various elements and components of our system are novel. Accordingly, we develop these elements, including lenses, special casing, integrated computing units and other products, that conform to the specifications of our systems and are not available off the shelf due to specific conditions that railway operation requires. For example, driving at high speed and in extreme weather conditions require long-range detection. Consequently, we have developed special lenses that can both enable long-range observation but also suitable to handle humidity, fog and dust. In addition, our computing unit needs to handle inputs from various different sensors (visual, infrared and others) simultaneously and in real-time.

Government Regulation

As the autonomous train industry continues to develop, regulators, including the FRA and the ERA, may adapt existing regulations and create new ones in order to ensure the compatibility of autonomous trains and autonomous train technology with regulatory expectations, requirements relating to safety and legal liability. On March 29, 2018, for instance, the FRA issued a RFI regarding the “future of automation in the railroad industry,” which is part of a broader effort by the U.S. Department of Transportation to advance the safe deployment of autonomous technologies. We cannot anticipate what regulations will materialize from the FRA’s RFI, or from parallel inquiries underway in other countries in which we operate. Likewise, we cannot predict the limitations, restrictions and controls nor the economic consequences flowing from such regulations. Should restrictive regulations apply, they could delay the introduction of autonomous train technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits.

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Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We have a growing portfolio of one issued patent in China and 10 pending patent applications, of which four are provisional patent applications, four are national phase applications (filed in China, European Patent Office, Japan and the United States under the provisions of the Paris Convention, and two are international applications filed under the provisions of the PCT through the WIPO).

Our patent and patent applications are related to system and method for utilizing an infra-red sensor by a moving train, system and method for detection of defects in an electric conductor system of a train, system and method for object and obstacle detection and classification in collision avoidance of railway applications, system and method for multiple and dynamic meteorological data sources, system and method for built in test for optical sensors, light weight and low f–number (the ratio of the system’s focal length to the diameter of the entrance pupil) lens and method of production, and system and method for high throughput in graphical computations.

A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

Organizational Structure

Our largest shareholder is Foresight, which beneficially owns approximately 39.2% of our issued and outstanding share capital as of the date of this prospectus, and will own     % upon the consummation of this offering.

We currently have no subsidiaries.

Property and Facilities

Our corporate headquarters, which includes our offices and research and development facility, is located at 15 Ha’Tidhar St., Ra’anana 4366517, Israel, where we currently occupy approximately 10,500 square feet. We lease our facilities and our lease ends in June 2020. At the end of the term, we have the option to extend the lease for an additional three years. Our monthly rent payment, which includes management fees and parking, as of January 2018 was NIS 86,000 (approximately $25,000).

We consider our current space sufficient to meet our anticipated needs for the foreseeable future and believe our current space is suitable for the conduct of our business.

Employees

As of June 22, 2018, we have six members of senior management engaged as employees or service providers, including our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Vice President of Business Development, and Vice President of Research and Development. In addition, we have 39 full-time employees and one part-time employees, all located in Israel. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is subject to Israeli law.

Legal Proceedings

We are not currently subject to any material legal proceedings.

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MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of June 22, 2018:

Name	Age	Position

Elen Katz	54	Chairman of the Board of Directors and Chief Executive Officer

Ofer Naveh	46	Chief Financial Officer

Zachi Bar-Yehoshua	44	Chief Operating Officer

David Ben David	47	Chief Technology Officer

Nisso Moyal	40	Vice President of Business Development

Shahar Hania	45	Vice President of Research and Development

Guy Gershoni	46	Director

Zohar Levi	51	Director

Eli Yoresh	48	Director

Elen Katz, Chairman of the Board of Directors and Chief Executive Officer

Mr. Elen Katz has served as our Chairman of the board of directors and Chief Executive Officer since April 2016. Mr. Katz is an experienced inventor and entrepreneur in the field of mechanical and software innovation, home land security and mobile and robotic sensors. Between 2013 and our establishment in 2016, Mr. Katz served as a director for I-Trak Ltd., a company that operates within the land security, robotic sensor and computer vision industries. In addition, Mr. Katz provided consultation services to I-Trak Ltd. with respect several projects in the fields of homeland security, electro-optic robotics and computer vision.

Ofer Naveh, Chief Financial Officer

Mr. Ofer Naveh has served as our Chief Financial Officer since June 2017. Mr. Naveh brings more than 15 years of experience in accounting and financial management, at KPMG’s audit practice from December 1999 to November 2005, and in numerous financial and accounting roles at public companies traded in Israel and the United States. Mr. Naveh served as chief financial officer of Dolomite Holdings Ltd., a public company organized under the laws of the State of Israel and listed on the Tel Aviv Stock Exchange, or the TASE, from 2010 through June 2017. Mr. Naveh holds a B.A. in Accounting and Business from the College of Management Academic Studies, Israel and a M.A. in Law from Bar-Ilan University, Israel. Mr. Naveh is a Certified Public Accountant in Israel.

Zachi Bar-Yehoshua, Chief Operating Officer

Mr. Zachi Bar-Yehoshua has served as Chief Operating Officer of our company since June 2017. Mr. Bar-Yehoshua has combined managerial experience of more than 17 years, both in the high-tech sector and traditional industries in several service and operation roles. Mr. Bar-Yehoshua served as operation and customer manager at Zoko Enterprises Ltd., an infrastructure and transportation company, from June 2015 through June 2017 and as vice president of technologies services at Team-Netcom Ltd. (Malam Group), a hardware development company, from March 2011 through May 2015. Mr. Bar-Yehoshua holds a B.A. in Management and M.B.A in Business Administration from the Open University of Israel.

David Ben David, Chief Technology Officer

Mr. David Ben David has served as our Chief Technology Officer since February 2018. Mr. Ben David is a seasoned tech executive with over 18 years of experience in business development, product management, sales engineering and general management capacities in the global software industry. Mr. Ben David worked for cutting edge start-ups and corporations worldwide and led outstanding teams in multiple disciplines. He has been a part of entrepreneurial teams in early stage start-ups, including Viola Networks, Inc., Admie Mobile, Inc., Qumranet, Inc. and Red Hat, Inc., and brings vast experience in building and introducing complex and innovative technologies and products to the market. Mr. Ben David served as the chief executive officer of Ogmint Ltd., a private company in the field of high-end augmented reality technologies for the retail market, from 2012 through February 2018. Mr. Ben David holds a B.Sc. in Mechanical Engineering and a Software Engineering certificate from the Technion – Israel Institute of Technology.

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Nisso Moyal, Vice President of Business Development

Mr. Nisso Moyal has served as our Vice President of Business Development since May 2018. Mr. Moyal has extensive experience of more than 15 years in multi-disciplinary and large scale-programs, as well as in providing big-data solutions, marketing and business development services. Mr. Moyal served as marketing director from February 2012 until January 2016 and as the director of business development and Big Data from January 2016 until April 2018 at Mobileye N.V.

Shahar Hania, Vice President of Research and Development

Mr. Shahar Hania has served as our Vice President of Research and Development since April 2016. Mr. Hania is an electro-optics expert with vast experience (since 1994) in the fields of combined electro-optics systems, detection, infrared systems and lasers. Mr. Hania held senior system engineering positions in Bird Aerosystems Ltd. from April 2012 to May 2016, and Elbit Systems Electro-Optics ELOP Ltd. from 2000 to 2012. Mr. Hania holds a B.Sc. in Physics and Electro-optics engineering from the Jerusalem College of Technology, Israel and a M.Sc. in electro-optics engineering from Ben-Gurion University, Israel.

Guy Gershoni, Director

Mr. Guy Gershoni has served on our board of directors since April 2016. Mr. Gershoni brings over 20 years of experience in the practice of law, specializing in contracts, torts and other transactional projects. Mr. Gershoni is an expert in project management and implementation, financial management and HR leadership. Mr. Gershoni has been a partner at the law firm of Nir Gershoni Law Office since 1998. Mr. Gershoni received his LL.B. from the East London University in England.

Zohar Levi, Director

Mr. Zohar Levi has served on our board of directors since August 2017. Mr. Levi has extensive expertise in real estate and finance. Since 2004, Mr. Levi has served as the chief executive officer of Ampa Real Estate Ltd., a real estate company with properties currently valued at approximately $1 billion. Mr. Levi holds a B.A. in business from the College of Management Academic Studies in Israel.

Eli Yoresh, Director

Mr. Eli Yoresh has served on our board of directors since August 2017. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly with companies in the financial, technology and industrial sectors. Mr. Yoresh has served as chief financial officer since March 2010, and as a director since October 2010, at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), one of our shareholders. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. In addition, since March 2014, Mr. Yoresh has served as a director at Nano Dimension Ltd. (Nasdaq and TASE: NNDM). Mr. Yoresh’s previous directorships include Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, as the chairman of both Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015 and Gefen Biomed Investments Ltd. (TASE: GEFEN) from April 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management, Israel and an M.A. in Law from Bar-Ilan University, Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Family Relationships

One of our directors, Guy Gershoni, is the brother-in-law of our Chairman of the board of directors and Chief Executive Officer, Elen Katz. Otherwise, there are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

On July 19, 2016, Mr. Elen Katz, Mr. Shahar Hania, Mr. Yuval Isbi and Mr. Noam Teich, current shareholders of ours, entered into a shareholders agreement, which gives Mr. Katz the power to direct the voting of Messrs. Hania, Isbi and Teich in shareholders meetings and to exercise their right to appoint and dismiss directors. The shareholders agreement and those rights will be terminated upon the closing of this offering, and none of such rights will be exercised in connection with this offering.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

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All amounts reported in the table below reflect the cost to us in thousands of U.S. dollars, for the year ended December 31, 2017. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.6 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2017.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of eight persons (as of December 31, 2017).	$622	9	$-

We did not grant any options to our executive officers and directors during the year ended December 31, 2017.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the annual proxy statement for our first annual meeting of shareholders following the closing of this offering, which will be filed under cover of a report on Form 6-K.

Employment Agreements and Service Agreements with Executive Officers

We have entered into written employment agreements and/or service agreements with each of our executive officers. These agreements are terminable by either party upon prior written notice ranging from 30 to 90 days. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. We contribute (usually following a trial period of three months) monthly amounts for the benefit and on behalf of all our employees located in Israel to a pension fund pursuant to Section 14 of Israel’s Severance Pay Law. Employees covered by Section 14 are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by us. Payments in accordance with Section 14 release us from any future severance liabilities in respect of those employees. We do not set aside or accrue any additional amounts to provide pension, severance, retirement or other similar benefits or expenses. Most of our executive officers do not receive benefits upon the termination of their respective employment with us, other than benefits under Section 14.

We have agreed to pay a one-time bonus of $100,000, plus VAT, to Mr. Katz upon the consummation of our initial public offering on the Nasdaq, reflecting a pre-money valuation of at least $40,000,000, and a one-time exit bonus of 3% of the proceeds of our sale or the sale of our technology with proceeds of at least $50,000,000. In addition, Mr. Katz will be eligible for an increase of his monthly salary in the following events: (i) an increase to $25,000, plus VAT, in the event that we raise $5,000,000, based on a pre-money evaluation of $50,000,000; and (ii) an increase to $35,000, plus VAT, in the event that we raise $10,000,000, based on a pre-money evaluation of $100,000,000. Otherwise, we do not have any agreements with any of our employees regarding the payment of any bonuses.

For a description of the terms of our options and Option Plan, see “Management—Equity Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his engagement with our company.

Differences between the Companies Law and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our Ordinary Shares on the Nasdaq Capital Market will be required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

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In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association to be in effect upon the completion of this offering will provide that a quorum of two or more shareholders holding at least 33 1/3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Our amended and restated articles of association to be in effect upon the completion of this offering will provide that with the exception of directors elected by our board of directors and external directors, our directors will be elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association, to be in effect upon the completion of this offering, will not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management—Board Practices—External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an ’‘external director’’ under the Companies Law without qualifying as an ’‘independent director’’ under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. Our board of directors has determined that and are “independent” for purposes of the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

Board Practices

Under our amended and restated articles of association, which will be effective immediately prior and subject to the completion of this offering, our board of directors must consist of at least and not more than directors, including at least two external directors if required to be appointed under the Companies Law. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the services agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, as well as our shareholders in the event such terms deviate from our office holder compensation policy, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Management—Board Practices—External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration signed by the nominee declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is           .

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

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Mr. Elan Katz has served as our chairman of our board of directors and chief executive officer since April 2016. Our board of directors has determined that combining the role of chief executive officer and chairman of the board is the most effective leadership structure at the present time considering, among other things, Mr. Katz’s extensive experience. As the chief executive officer, Mr. Katz has detailed knowledge of the risks, opportunities and challenges facing the company and is, therefore, the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the board of directors’ time and attention are focused on critical matters. The combined role of chief executive officer and chairman of the board of directors also facilitates the flow of information between management and the board of directors and ensures clear accountability for the execution of the Company’s strategy.

The board of directors may, subject to the provisions of the Companies Law and certain limitations set forth therein, delegate its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

The board of directors oversees how management monitors a company’s compliance with its risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by a company. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence.         and          have agreed to serve as our external directors following the completion of this offering, subject to ratification at a meeting of our shareholders to be held no later than three months following the completion of this offering.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that both          and         have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of our Company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

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(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to be appointed as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships, as used above, include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

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In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

In addition, under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as the exemption from limitations on directors’ compensation. We may use these exemptions in the future if we do not have a controlling shareholder.

Independent Directors Under the Companies Law

Under the Companies Law an “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director, (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications) as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

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Committees of the Board of Directors

Audit Committee

Under the Companies Law, we will be required to appoint an audit committee following the closing of this offering. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly-traded company must be independent directors under the Companies Law.

The members of our audit committee, which will be formed following the completion of this offering, will be           ,           , and           .

Our audit committee will also act as a committee for review of our financial statements as required under the Companies Law, and in such capacity will oversee and monitor our accounting; financial reporting processes and controls, audits of the financial statements, compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, and the independent registered public accounting firm’s qualifications, independence and performance; and provide the board of directors with reports on the foregoing.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”);

●	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

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As noted above, the members of our audit committee will be          and         , who will serve as external directors, and           who will serve as an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules.            will serve as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Our Board of Directors intends to adopt an audit committee charter to be effective upon the listing of Ordinary Shares on the Nasdaq Capital Market setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Stock Market Rules (in addition to the requirements for such committee under the Companies Law).

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

The members of our compensation committee, which will be formed following the completion of this offering, will be             , and        , each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors, with respect to our executive officers’ and directors’: (1) annual base compensation; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interest of the company. We will be required to adopt a compensation policy within nine months following our listing on the Nasdaq Capital Market.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average and median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

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The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is also responsible for:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. We intend to appoint an internal auditor following the closing of this offering.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. External directors are entitled to remuneration (including reimbursement of expenses) subject to the provisions and limitations set forth in the regulations promulgated under the Companies Law. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

There are no service contracts between us, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

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The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance, providing total coverage of $2,000,000 for the benefit of all of our directors and officers, which expires on March 31, 2019.

On           , our board of directors approved our entering into a professional liability insurance agreement for officers and directors therein who will serve us from time to time for a period of           years commencing on           , and until           , with the yearly premium and a liability limit set forth above. As required by the Companies Law, this matter was submitted to a vote, and approved by our shareholders on           .

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders (see “Management—Board Practices—Approval of Related Party Transactions under Israeli Law”).

Our amended and restated articles of association to be effective upon the closing of this offering will permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Prior to the closing of this offering, we intend to enter into agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

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An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

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Approval of the Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

We currently have one controlling shareholder as defined by the Companies Law – Foresight. See “Beneficial Ownership of Principal Shareholders and Management.”

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Equity Incentive Plan

We maintain one equity incentive plan – our Option Plan. As of June 22, 2018, the number of Ordinary Shares reserved for issuance under the Option Plan was 12,869. Options to purchase 12,227 Ordinary Shares were issued and outstanding (not including options to purchase 287 Ordinary Shares granted to a former employee which expired upon termination), out of which no options were vested as of that date, with an exercise price approximately $270.13 per share.

Our Option Plan was adopted by our board of directors on January 31, 2017, and awards may be granted under the Option Plan until January 31, 2027. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this Option Plan.

Our Option Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this Option Plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Option Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

As a default, our Option Plan provides that upon termination of employment for any reason, other than in the event of death or disability, all unvested options will expire and all vested options will generally be exercisable for one month following such termination, if we initiate such termination, or two weeks following such termination, if an employee initiates such termination, or such other period as determined by the Option Plan administrator, subject to the terms of the Option Plan and the governing option agreement. Notwithstanding the foregoing, in the event the employment is terminated for cause (including, inter alia, a breach of confidentiality or non-compete obligations to us, and commission of an act involving moral turpitude or an act that causes harm to us) all options granted to such employee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination will generally be exercisable for six months, or such other period as determined by the Option Plan administrator, subject to the terms of the Option Plan and the governing option agreement.

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BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of June 22, 2018 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after June 22, 2018 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on         shares outstanding on June 22, 2018. The number of Ordinary Shares deemed outstanding after this offering includes the Ordinary Shares represented by the Ordinary Shares being offered for sale in this offering but assumes no exercise of the underwriters’ over-allotment option.

Except as indicated in the footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Rail Vision Ltd., 15 Ha’Tidhar St., Ra’anana, 4366517 Israel.

	No. of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering (1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Foresight Autonomous Holdings Ltd. (2)	73,780	39.2%
Elen Katz ✝ (3)	10,000	6.2%
Shahar Hania (3)	10,000	6.2%
Yuval Isbi (3)	10,000	6.2%
Noam Teich (3)	10,000	6.2%
Directors and senior management who are not 5% holders:
Guy Gershoni ✝	721	*
Ofer Naveh	-	-
Zachi Bar-Yehoshua	-	-
Nisso Moyal	-	-
David Ben David	-	-
Zohar Levi ✝	-	-
Eli Yoresh ✝	-	-
All directors and senior management as a group (10 persons)	22,609	13.9%

*

✝	Indicates director of the Company.

(1)	The percentages shown are based on 161,898 Ordinary Shares issued and outstanding as of June 22, 2018.

(2)	Includes (i) warrants to purchase 26,396 Ordinary Shares exercisable within 60 days of June 22, 2018; and (ii) warrants to purchase 10,524 Ordinary Shares, which will be exercised prior to the closing of this offering.

(3)	Mr. Elen Katz, Mr. Shahar Hania, Mr. Yuval Isbi and Mr. Noam Teich are parties to a shareholders agreement, which gives Mr. Katz the power to direct the voting of Messrs. Hania, Isbi and Teich in shareholders meetings and to exercise their right to appoint and dismiss directors. The shareholders agreement and those rights will be terminated upon the closing of this offering, and none of such rights will be exercised in connection with this offering. The figures in the table above include only the shares owned by each shareholder individually.

Record Holders

As of June 22, 2018, there were 95 holders of record of our Ordinary Shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons, except that Foresight beneficially owns 39.2% of our outstanding Ordinary Shares as of the date of this prospectus. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

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RELATED PARTY TRANSACTIONS

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and all of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our Option Plan under “Management—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various Option Plan agreements), options that are vested will generally remain exercisable for one month following the date of such termination if we initiate such termination or two weeks following the date of such termination, if an executive officer or a director initiates such termination.

Shareholders Agreement

On July 19, 2016, Mr. Elen Katz, Mr. Shahar Hania, Mr. Yuval Isbi and Mr. Noam Teich entered into a shareholders agreement, which gives Mr. Katz the power to direct the voting of Messrs. Hania, Isbi and Teich in shareholders meetings and to exercise their right to appoint and dismiss directors. The shareholders agreement and those rights will be terminated upon the closing of this offering, and none of such rights will be exercised in connection with this offering.

Private Placement of Ordinary Shares

On August 4, 2016, we issued to Foresight, our largest shareholder, pursuant to a private placement: (i) an aggregate of 23,692 Ordinary Shares at an average price per share of $60.03, (ii) warrants to purchase up to 23,692 Ordinary Shares, at an exercise price per share of $189.09, or the Series A Warrants, (iii) warrants to purchase up to 23,692 Ordinary Shares, at an exercise price per share of $270.13 and (iv) warrants to purchase up to 2,704 Ordinary Shares, at an exercise price per share of $216.10. On January 10, 2018, Foresight exercised approximately 50% of its Series A Warrants into Ordinary Shares, at an exercise price of $189.09 per share. As a result, we issued an additional 11,846 Ordinary Shares to Foresight. The original agreement also provided that we will be required to pay the investors an amount equivalent to 7.5% (plus VAT) of the proceeds we receive in a public offering.

In April 2018, we, together with Foresight reached an agreement whereby Foresight exercised warrants to purchase 1,322 Ordinary Shares and the term of Foresight’s remaining and unexercised 10,524 Series A Warrants was extended until August 3, 2018. In addition, Foresight, as well as other investors that participated in the August 4, 2016 private placement, waived the 7.5% (plus VAT) fee to be paid with respect to a public offering. Accordingly, we will not pay to Foresight, or any other investor from the August 4, 2016 private placement, any fees or commissions with respect to this or any other public offering.

Shareholders Loans

On May 2, 2016, Mr. Guy Gershoni, one of our directors, extended to us a convertible loan in the amount of NIS 200,000 (approximately $53,000). The initial term of the loan was to be two years, bearing an annual interest rate of 4%. In July 2016, our board of directors approved the conversion of the loan into 721 of our Ordinary Shares, as part of a round of financing.

On December 4, 2017, our shareholders ratified a loan in the amount of NIS 100,000 (approximately $29,000) to Mr. Shahar Hania, our VP Research and Development. The loan was provided in January 2018. The initial term of the loan was to be one year, bearing an annual interest rate of 3.41%. The loan was to be repaid in monthly installments, to be withdrawn from Mr. Hania’s monthly salary. Mr. Hania repaid the loan in full on              , 2018.

Services Agreements

On December 4, 2017, we entered, effective as of October 1, 2017, into a one-year services agreement with Shrem Zilberman Group Ltd., or Shrem Group, a company jointly controlled by Mr. Itschak Shrem, our former director, and another individual, pursuant to which Shrem Group shall provide us, through Mr. Shrem, consulting services related to financial markets, offerings and fundraising, in consideration of a monthly payment of $7,500 (plus VAT). In the event that during the initial term we consummate an initial public offering of our securities on the Nasdaq, the term of the agreement shall be automatically extended for one successive year, until October 1, 2019.

In August 2016, we entered into an oral agreement with Shrem Group, pursuant to which Shrem Group shall provide us with investors recruitment services, in consideration of a 7% finders commission. According to a second agreement with Shrem Group, as executed on March 22, 2017, Shrem Group is entitled to 5% (plus VAT) of the proceeds originating from the exercise of warrants issued pursuant to the share purchase agreement dated August 4, 2016 by investors introduced by Shrem Group. To date, we have paid the Shrem Group $466,011 in accordance with these two agreements. The Shrem Group will not receive any commissions with respect to this offering.

On October 31, 2016, we entered into a services agreement with Mr. Guy Gershoni, one of our directors (which agreement has been amended in December 2017 and March 2018), pursuant to which Mr. Gershoni will provide us with services of internal legal counsel and certain other administrative services, in consideration of a monthly payment of NIS 28,275 (approximately $7,500) (plus VAT) as of October 1, 2017.

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DESCRIPTION OF SHARE CAPITAL

As of June 22, 2018, our authorized share capital consisted of 1,000,000 Ordinary Shares, par value 0.01 per share, of which 124,074 Ordinary Shares were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right. On           2018, we effected a one-for- share split of our Ordinary Shares. Unless otherwise indicated, all descriptions of our share capital set forth herein give effect to such share split.

Since the date of our incorporation, we have issued an aggregate of 124,074 Ordinary Shares in several private placements and pursuant to the exercise of warrants issued in those placements for aggregate gross proceeds of approximately $14,798,000.

In addition to Ordinary Shares, we have issued warrants to purchase an aggregate of 96,948 (22,502 of which have been exercised and 292 have been expired) Ordinary Shares to investors, with exercise prices ranging from $0.003 to approximately $284.36 per share, and granted options to purchase an aggregate of 12,227 Ordinary Shares (not including options to purchase 287 Ordinary Shares granted to a former employee which expires upon termination) to directors, officers, employees and service providers with exercise price of $270.13 per share.

Our registration number with the Israeli Registrar of Companies is 515441541.

Purposes and Objects of the Company

Our purpose is set forth in Section of our amended and restated articles of association to be in effect upon the completion of this offering and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person electronically or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association to be in effect upon the completion of this offering, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. In addition, our amended and restated articles of association to be in effect upon the completion of this offering allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting or earlier if required by our amended and restated articles of association or applicable law, upon the earlier. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Companies Law. See “Management—Board Practices—External Directors.”

Annual and Special Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the members of our board of directors; and/or (b) one or more shareholders holding, in the aggregate, either (i) 5% or more of our outstanding voting power or (ii) 5% or more of our outstanding issued shares and 1% of our outstanding voting power.

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Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, under our amended and restated articles of association to be in effect upon the completion of this offering, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 33 1/3% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

Adoption of Resolutions

Our amended and restated articles of association to be in effect upon the completion of this offering provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

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The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares.  For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority requirement that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.  In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

Our amended and restated articles of association to be effective upon the closing of this offering enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Ordinary Shares. Sales of substantial amounts of our Ordinary Shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our Ordinary Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their over-allotment option with respect to this offering and assuming no exercise of options outstanding following the offering, we will have an aggregate of Ordinary           Shares outstanding upon completion of this offering. Of these shares, the Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Ordinary Shares will be held by our existing shareholders. Because substantially all of these shares were sold outside the United States to persons residing outside the United States at the time, they also will be freely tradable without restriction or further registration, except that shares held by affiliates must be sold under an exemption under the Securities Act, such as Rule 144, and except for the lock-up restrictions described below. Further, all of our outstanding shares are subject to the lock-up agreements.

Lock-up agreements

Prior to the completion of this offering all of our directors and executive officers and shareholders will have signed lock-up agreements pursuant to which, subject to certain exceptions, they have agreed not to sell or otherwise dispose of their Ordinary Shares for a period of six months after the date of the closing of the offering of the Ordinary Shares without the prior written consent of Chardan Capital Markets LLC, or Chardan.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled, subject to certain conditions, to sell a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of Ordinary Shares then outstanding, which will equal shares; or

●	the average weekly trading volume of our Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

If either an affiliate or non-affiliate acquires “restricted securities,” those securities will also be subject to holding period requirements.

Upon expiration of the six month lock-up period described above, substantially all of our outstanding Ordinary Shares will either be unrestricted or will be eligible for sale under Rule 144. We cannot estimate the number of our Ordinary Shares that our existing shareholders will elect to sell.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Ordinary Shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including only a 90-day holding period, contained in Rule 144.

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Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register Ordinary Shares reserved for issuance under our Option Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary Shares issued to individuals upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the six month lock-up or, if subject to the lock-up, immediately after the six month lock-up period expires.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a summary of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax aspects applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. This summary is based on laws and regulations in effect as of the date hereof, and is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of the purchase, ownership and disposition of Ordinary Shares, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% of a company’s taxable income (in 2017 the corporate tax rate was 24%). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” located in Israel owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	Amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period and certain other intangible property rights (other than goodwill), commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	A straight-line deduction of expenses related to a public offering over a three–year period commencing in the year of offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There is no assurance that we qualify as an Industrial Company or that the benefits described above will be available in the future.

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The Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, or the Innovation Law, and its related regulations, research and development programs which meet specified criteria and are approved by the Israeli Innovation Authority, or the IIA, are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part, pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire grant is repaid, together with an annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

The main obligations under the Innovation Law which are applicable to us as a grant recipient are:

Local manufacturing obligation: The terms of the Innovation Law require that the manufacture of products developed with IIA grants be performed in Israel. Manufacturing activity may not be transferred outside of Israel, unless the prior approval of the IIA is received. However, this does not restrict the export of products that incorporate the funded technology. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate) and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Innovation Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application its intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval.

Transfer of know-how outside of Israel: The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project, to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The regulations promulgated under the Innovation Law establish a cap of the redemption fee payable to the IIA under the above mentioned formulas and differentiate between two situations: (i) in the event that the funded company sells its IIA funded know-how, in whole or in part, or is sold as part of an merger and acquisition, or M&A, transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the total grants received from the IIA, including accrued interest; (ii) in the event that following the transactions described above the company undertakes to continue its research and development activity in Israel for at least three years following such transfer and maintain at least 75% of its research and development staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such research and development staff, then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred, or the entire amount received from the National Authority for Technological Innovation, or NATI, as applicable.

Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law. Transfer of such funded know-how to an Israeli entity is subject to the IIA approval and to an undertaking of the recipient Israeli entity to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

Licensing rules: In May 2017, the IIA issued new rules for licensing know-how developed with the IIA’s funding outside of Israel, or the Licensing Rules, which allow a company to enter into licensing arrangements or grant other rights in know-how developed under the IIA’s programs outside of Israel, subject to the prior consent of the IIA and payment of license fees, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge a company from the obligations to pay royalties or other payments to the IIA.

Certain reporting obligations: A recipient of grants under the Innovation Law is required to notify the IIA of certain events enumerated in the Innovation Law. In addition, the IIA may from time to time audit sales of products by companies which received funding from the IIA and this may lead to additional royalties being payable on additional product candidates.

The abovementioned restrictions and requirements for payment may impair our ability to sell our technology outside of Israel, or to outsource manufacturing or otherwise transfer our know-how outside Israel and may require us to obtain the approval or the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. If we fail to comply with the Innovation Law, we may be subject to mandatory repayment of grants, together with interest and penalties, as well as be exposed to criminal charges.

Tax Benefits for Research and Development under the Encouragement of Industrial Research and Development Law, 5744-1984

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

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The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) of an “Industrial Enterprise,” as defined under the Investment Law, under certain conditions.

In December 2016, the Economic Efficiency Law was published, which includes Amendment 73 to the Law for the Encouragement of Capital Investments, effective as of January 1, 2017, or the 2017 Amendment. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2017 Amendment, is referred to as an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Specifically, the Investment Law currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is not wholly owned by a governmental entity, which:

●	owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

●	is controlled and managed from Israel;

●	is not a “Family Company,” a “Home Company,” or a “Kibbutz” (collective community) as defined under the Ordinance;

●	keeps acceptable books of account and files reports in accordance with the provisions of the Investment Law and the Ordinance; and

●	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate will be 9% (our operations are currently not located in development area A).

According to the 2017 Amendment, a Preferred Enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9%, effective from January 1, 2017, and thereafter. The tax rate applicable to Preferred Enterprises located in other areas remains at 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as that term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5%, if the Special Preferred Enterprise is located in a development area A. As of January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities.

Taxation of our Shareholders

The following is a summary of the material Israeli tax consequences concerning the ownership and disposition of our Ordinary Shares by our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

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Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance, distinguishes between “Real Gain” and the “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or the foreign exchange rate differences in certain cases, between the date of purchase and the date of sale. The Real Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus generated from December 31, 1993, is not subject to tax in Israel.

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control.” “Means of control” generally includes the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (24% in 2017, and 23% in 2018).

Individual and corporate shareholder dealing in securities are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and a marginal tax rate of up to 47% in 2018 for individuals.

Capital Gains Taxes is Applicable also to Non-Israeli Resident Shareholders.

A non-Israeli resident who derives capital gains from the sale, exchange or disposition of shares in an Israeli resident company listed on a non-Israel stock exchange may be exempt from Israeli tax so long as the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) the capital gains are neither subject to section 101 of the Ordinance, nor to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any of these cases, the sale, exchange or disposition of our Ordinary Shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25% if the seller is an individual, and at the corporate tax rate of 23% (in 2018) if the seller is a corporation.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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Dividends

A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel. Such dividends are generally subject to Israeli withholding tax at the rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A distribution of dividend by our company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals – 20%, Israeli resident companies – 0%, Non-Israeli residents – 20%, subject to a reduced rate under the provisions of any applicable double tax treaty.

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2017 and thereafter on annual income exceeding a certain threshold (NIS 640,000 for 2017 and thereafter, which amount is linked to the annual change in the Israeli CPI), including, but not limited to income derived from dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our Ordinary Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

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Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity; ” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “Qualified Dividend Income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a PFIC, as discussed below. In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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Taxation of the Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares by certain U.S. Holders who meet certain income thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe we may be a PFIC during 2017 and although we have not determined whether we will be a PFIC in 2018, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares.

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In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or gain from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the U.S. tax regime in the past thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holders with respect to such holder’s ownership of our Ordinary Shares.

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UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, Chardan have severally agreed to purchase from us on a firm commitment basis the following respective number of Ordinary Shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Chardan Capital Markets, LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the            Ordinary Shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the            Ordinary Shares being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the effective date of the registration statement, to purchase up to            additional Ordinary Shares at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional Ordinary Shares as the number of Ordinary Shares to be purchased by it in the above table bears to the total number of Ordinary Shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional Ordinary Shares to the underwriters to the extent the option is exercised. If any additional Ordinary Shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder.

Commissions, Discounts, Expenses and Other Compensation

The underwriting discounts and commissions are 7.0% of the initial public offering price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option. We have been advised by the representative of the underwriters that the underwriters propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price of $       per share. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional Ordinary Shares:

	Price Per Share	Total Without Exercise of Over- Allotment	Total With Exercise of Over -Allotment
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us

We have also agreed to pay Chardan a structuring fee of $100,000 upon the closing of this offering if the gross proceeds from the offering are up to $15,000,000, or $250,000 if the gross proceeds exceed $15,000,000, for structuring the terms of the offering.

In addition, we have agreed to reimburse Chardan for certain out-of-pocket expenses it incurs in connection with this offering, including, but not limited to, filing offering materials with the Financial Industry Regulatory Authority, or FINRA, background checks, “road show” expenses, costs of book-building, prospectus tracking and compliance software and the fees and disbursements of its counsel, accountants and other agents and representatives, up to a maximum aggregate of $225,000 (of which an aggregate of $175,000 may be allocated for legal fees and expenses) if the offering is consummated, or $100,000 (of which an aggregate of $75,000 may be allocated for legal fees and expenses) if the offering is not consummated for any reason. We previously paid Chardan a retainer of $25,000, to be applied toward such expenses.

We estimate that expenses payable by us in connection with the offering of the Ordinary Shares, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $           .

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Representative’s Warrants

We have also agreed to issue to Chardan the representative’s warrants to purchase a number of our Ordinary Shares equal to an aggregate of 4.5% of the Ordinary Shares sold in this offering, or the representative’s warrants. One-third of the representative’s warrants will have an exercise price equal to 125% of the offering price of the shares sold in this offering and will be exercisable for four years after the effective date of the registration statement related to this offering, one-third of the representative’s warrants will have an exercise price equal to 150% of the offering price of the shares sold in this offering and will be exercisable for five years after the effective date of the registration statement related to this offering and one-third of the representative’s warrants will have an exercise price equal to 175% of the offering price of the shares sold in this offering and will be exercisable for five years after the effective date of the registration statement related to this offering. Such warrants may be exercised on a cashless basis. The representative’s warrants are exercisable commencing one year after the effective date of the registration statement related to this offering. The representative’s warrants are not redeemable by us. We have agreed to a one time demand registration of the Ordinary Shares underlying the representative’s warrants for a period of five years from the effective date of the registration statement related to this offering. The representative’s warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying Ordinary Shares during the five year period commencing from the effective date of the registration statement related to this offering. The representative’s warrants and the Ordinary Shares underlying the representative’s warrants, have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the representative’s warrants or the securities underlying the representative’s warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the representative’s warrants or the underlying securities for a period of 12 months from the closing of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The representative’s warrants will provide for adjustment in the number and price of such representative’s warrants (and the Ordinary Shares underlying such representative’s warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us.

Right of First Refusal

Subject to certain terms and exceptions, for a period of 15 months from the closing of this offering, Chardan, as the representative of the underwriters, has a right of first refusal to act as lead underwriter, lead book-running manager or lead placement agent for each of our public offerings in the United States, or any successor to, or any subsidiary of, ours, during such period.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Prior to the completion of this offering, we and each of our officers, directors and holders of outstanding shares of capital stock, as of the effective date of the registration statement of which this prospectus forms a part, equal to 5% or more of our share capital, will agree, subject to certain exceptions, not to sell, contract to sell, encumber, grant any option for the sale or otherwise dispose of any Ordinary Shares for a period of six months after the date of the closing of the offering of the Ordinary Shares without the prior written consent of Chardan.

In addition, the underwriting agreement provides that we will not, for a period of six months following the closing of the offering of the Ordinary Shares, offer, sell or distribute any of our securities, without the prior written consent of Chardan.

Listing

We have applied for the listing of our Ordinary Shares on the Nasdaq Capital Market under the symbol “RVSN.” We make no representation that such application will be approved or that the Ordinary Shares will trade on such market either now or at any time in the future.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Chardan or by its affiliates. Other than the prospectus in electronic format, the information on Chardan’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or Chardan in its capacity as an underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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●	Over-allotment involves sales by the underwriters of Ordinary Shares in excess of the number of Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that may be purchased in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of Ordinary Shares in the over-allotment option. Chardan may close out any covered short position by either exercising the over-allotment option and/or purchasing Ordinary Shares in the open market.

●	Syndicate covering transactions involve purchases of Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Ordinary Shares to close out the short position, Chardan will consider, among other things, the price of Ordinary Shares available for purchase in the open market as compared to the price at which it may purchase Ordinary Shares through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit Chardan to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our securities. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and Chardan. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and Chardan believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our Ordinary Shares will develop and continue after this offering.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Ordinary Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

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●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer.

Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors,” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors,” as defined in the Prospectus Directive, (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Israel

This document does not constitute a prospectus under the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the securities offered hereby is directed only at (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the TASE, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

The Ordinary Shares sold in this offering have not been and will not be qualified for distribution under applicable Canadian securities laws. Ordinary Shares may be offered to residents of Canada pursuant to exemptions from the prospectus requirements of such laws.

Other Relationships

The underwriters and their respective affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. Except for services provided in connection with this offering, none of the underwriters has provided any financing, investment and/or advisory services to us during the 180 day period preceding the filing of the registration statement related to this offering, and as of the date of this prospectus, we do not have any agreement or arrangement with any of the underwriters to provide any of such services during the 90 day period following the effective date of the registration statement related to this offering.

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EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Transfer agent fees and expenses	$
Printer fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Eitan Mehulal & Sadot, Herzlia, Israel. Certain legal matters related to the offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP, New York, New York and Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel.

EXPERTS

The financial statements included in the registration statement on Form F-1 of which this prospectus forms a part have been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph regarding the Company’s ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Eitan Mehulal & Sadot, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

71

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at www.railvision.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

72

Rail Vision Ltd.

Financial Statements

As of December 31, 2017

F-1

Rail Vision Ltd.

Financial Statements

As of December 31, 2017

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RAIL VISION LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Rail Vision Ltd. (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the period from April 18, 2016 through December 31, 2016 and for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the period from April 18, 2016 through December 31, 2016 and for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s lack of revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of’ these uncertainties.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

June 25, 2018

We have served as the Company’s auditor since 2016.

F-3

Rail Vision Ltd.

Balance Sheets
(U.S. dollars in thousands, except share and per share data)

		As of December 31,
	Note	2016		2017

ASSETS

Current assets
Cash and cash equivalents		1,148	$	$2,492

Deferred expenses	8C (1)	21		56
Other current assets	3	86		366
Total current assets		1,255		2,914

Deferred expenses	8C (1)	75		143
Fixed assets, net	4	70		292
		145		435

TOTAL ASSETS		1,400		3,349

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable		71		19
Other accounts payable	6	97		485
Total current liabilities		168		504

Shareholders’ equity
Ordinary shares, NIS 0.01 par value; Authorized 1,000,000 shares; Issued and outstanding: 74,038 and 95,818 shares as of December 31, 2016 and December 31, 2017, respectively	8	(*)		(*)
Additional paid in capital	8	2,119		7,579
Accumulated deficit		(887)		(4,734)
Total shareholders’ equity		1,232		2,845

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,400		3,349

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

F-4

Rail Vision Ltd.

Statements of Comprehensive Loss

(U.S. dollars in thousands, except share and per share data)

		Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
	Note	2016	2017

Research and development expenses	10	539	$2,573 $

General and administrative expenses	11	314	1,296

Operating loss		853	3,869

Financial expenses (income), net		34	(22)

Net loss		887	3,847

Basic and diluted loss per share	2I	$(16.99)	$(48.36)

Weighted average number of shares outstanding used in computing basic and diluted loss per share		52,207	79,539

The accompanying notes are an integral part of the financial statements.

F-5

Rail Vision Ltd.

Statements of Changes in Shareholders’ Equity

(U.S. dollars in thousands, except share and per share data)

	Share Capital				Additional			Total
	Number of shares	USD			paid in capital		Accumulated Deficit	shareholders’ equity

BALANCE AS OF APRIL 18, 2016	--		--		--		--	--

CHANGES DURING 2016:
Issuance of Ordinary Shares at inception	40,000	$	(*	)	$ (*	)	$--	$ (* )
Issuance of Ordinary Shares and warrants	33,318		(*	)	1,960		--	1,960
Conversion of convertible note	721		(*	)	59		--	59
Share-based payment	--		--		100		--	100
Loss for the period	--		--		--		(887)	(887)

BALANCE AS OF DECEMBER 31, 2016	74,039		(*	)	2,119		(887)	1,232

CHANGES DURING 2017:
Issuance of Ordinary Shares and warrants	21,629		(*	)	5,192		--	5,192
Share-based payment	150		(*	)	268		--	268
Loss for the year	--		--		--		(3,847)	(3,847)

BALANCE AS OF DECEMBER 31, 2017	95,818		(*	)	7,579		(4,734)	2,845

(*) Represents an amount less than $1.

The accompanying notes are an integral part of the financial statements.

F-6

Rail Vision Ltd.

Statements of Cash Flows

(U.S. dollars in thousands)

	Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
	2016	2017

Cash flows from operating activities
Loss for the year	$(887)	$(3,847)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	7	50
Share-based compensation	4	77
Revaluation of convertible note	9	--

Changes in operating assets and liabilities:

Increase in other current assets	(85)	(180)
Increase (decrease) in trade accounts payable	71	(52)
Increase in other accounts payable	97	388

Net cash used in operating activities	(784)	(3,564)

Cash flows from investing activities
Purchase of fixed assets	(77)	(372)

Net cash used in investing activities	(77)	(372)

Cash flows from financing activities:
Issuance of Ordinary Shares and warrants, net of issuance expenses	1,960	5,280

Receipt of convertible notes	50	--

Net cash provided by financing activities	2,010	5,280

Increase in cash and cash equivalents	1,148	1,344
Cash and cash equivalents at the beginning of the period	--	1,148

Cash and cash equivalents at the end of the period	1,148	2,492

	Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
Non Cash Activities:	2016	2017

Conversion of convertible note into Ordinary Shares	50	--
Increase in Deferred expenses against additional paid in capital	100	137

The accompanying notes are an integral part of the financial statements.

F-7

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Rail Vision Ltd. (the “Company”) was incorporated on April 18, 2016 in Israel. The Company is engaged in the design, development and manufacture of a safety, security and track scanning system for the railway industry. The Company’s proprietary Automated Early Warning System (“AEWS”) has been designed to solve challenges in railway operational safety, efficiency and predictive maintenance. The AEWS provides visual data of a train’s surrounding environment by utilizing real-time algorithmic analysis of the input received from various advanced onboard sensors, including thermal infrared sensors and high definition video sensors.

The Company’s activities are subject to significant risks and uncertainties. The Company is a development-stage company and has a limited operating history on which to assess the prospects for its business, has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

B.	GOING CONCERN:

To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources and through additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“US GAAP”).

B.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

F-8

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.”

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of comprehensive loss as financial income or expenses, as appropriate.

D.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, other receivables, trade accounts payable and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

F.	Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%
Office furniture and equipment	7-15
Computer software and electronic equipment	33
Leasehold improvements	Over the shorter of the lease term (including the option) or useful life

G.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2017 and 2016, no impairment losses were identified.

F-9

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Accrued post-employment benefit:

Under Israeli employment laws, employees of the Company are included under Section 14 of the Severance Compensation Act, 1963 (“Section 14”) for a portion of their salaries. According to Section 14, these employees are entitled to monthly deposits (payments) made by the Company on their behalf with insurance companies.

Payments in accordance with Section 14 release the Company from any future severance payments (under the Israeli Severance Compensation Act, 1963) with respect of those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the Company’s balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments.

I.	Share-based compensation:

The Company applies ASC 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including share options granted under the Company’s incentive share option plan based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of share-based payment awards on the date of grant using a Black-Scholes option pricing model. The value of the portion of the share-based payment award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s statements of comprehensive loss.

The Company accounts for Ordinary Shares and warrants issued to non-employees using the guidance of ASC 505-50, “Equity-Based Payments to Non-Employees,” whereby the fair value of such Ordinary Shares and warrant grants is determined at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

The Company recognizes compensation expenses for the value of non-employee awards, which have graded vesting, based on the straight-line method over the requisite service period of each award, net of estimated forfeitures.

The Company estimates the fair value of share options granted as share-based payment awards using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is estimated based on volatility of similar companies in the technology sector. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the share options granted and the results of operations of the Company.

F-10

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Basic and diluted net loss per share:

Basic loss per share is computed by dividing the net loss by the weighted average number of Ordinary Shares outstanding during the year. Diluted loss per share is computed by dividing the net loss by the weighted average number of Ordinary Shares outstanding plus the number of additional Ordinary Shares that would have been outstanding if all potentially dilutive Ordinary Shares had been issued, using the treasury stock method, in accordance with ASC 260-10, “Earnings per Share.” Potentially dilutive Ordinary Shares were excluded from the diluted loss per share calculation because they were anti-dilutive.

K.	Research and development expenses, net:

Research and development expenses, net, are charged to the statement of comprehensive loss as incurred.

L.	Convertible notes:

Convertible notes with characteristics of both liabilities and equity are classified as either debt or equity based on the characteristics of their monetary value, with convertible notes classified as debt being measured at fair value, in accordance with ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity.”

M.	Recent Accounting Standards:

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new standard, Accounting Standards Update (“ASU”) 2014-09 - “Revenue from contracts with customers,” to achieve a consistent application of revenue recognition within the United States, resulting in a single revenue model to be applied by reporting companies under US GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for the Company beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. As the Company has not incurred revenues to date, it is unable to determine the expected impact the new standard will have on its financial statements.

In January 2016, the FASB issued an amended standard, ASU 2016-01 – “Financial Instruments,” requiring changes to recognition and measurement of certain financial assets and liabilities. The standard primarily affects equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This standard is effective beginning in the first quarter of 2018. Certain provisions allow for early adoption. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

F-11

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Recent Accounting Standards (Cont.)

In February 2016, the FASB issued a new lease accounting standard, ASU 2016-02 - “Leases,” requiring the recognition of lease assets and liabilities on the balance sheet. This standard is effective beginning in the first quarter of 2019; early adoption is permitted. The Company continues to evaluate the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the Company’s consolidated balance sheets for operating leases (see Note 7) and will likely have an insignificant impact on its statements of comprehensive loss.

In March 2016, the FASB issued an accounting standard update, ASU 2017-09 – “Stock Compensation- Scope of Modification Accounting” aimed at simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlements of awards, employer tax withholding on shared-based compensation, forfeitures, and financial statement presentation of excess tax benefits. This standard was effective beginning in the first quarter of 2017. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations.

In June 2016, the FASB issued a new standard, ASU 2016-13 – “Financial Instruments—Credit Losses,” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective beginning in the first quarter of 2020; early adoption is permitted starting from the first quarter of 2019. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

In May 2017, the FASB issued ASU 2017-09 - “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting,” which clarifies when a change to terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the vesting condition, fair value or the award classification is not the same both before and after a change to the terms and conditions of the award. The new guidance is effective on a prospective basis beginning on January 1, 2018 and early adoption is permitted. The Company does not expect the adoption of this standard to have an impact on its financial statements.

NOTE 3 - OTHER CURRENT ASSETS

	December 31,
	2016	2017

Governmental institutes	$77	$188
Advances for purchase of fixed assets	--	100
Prepaid expenses	6	60
Other	3	18
	86	366

F-12

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2016	2017
Cost:

Computers and software	$52	$254
Furniture and office equipment	23	75
Leasehold improvement	2	20
	77	349
Accumulated depreciation:

Computers and software	6	$49	$
Furniture and office equipment	1	7
Leasehold improvement	(1)	1
	7	57

Depreciated cost	70	292

Depreciation expenses for the period from April 18, 2016 to December 31, 2016 and the year ended December 31, 2017 were $7 and $50, respectively.

NOTE 6 - OTHER ACCOUNTS PAYABLE

	December 31,
	2016	2017

Employees and related expenses	$54	$336
Accrued expenses	33	145
Other payables	10	4
	97	485

NOTE 7 - COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Israel Railways

On August 3, 2016, the Company signed a cooperation agreement with Israel Railways (“IR”) for development, marketing, distribution and sale of the Company’s system services. Pursuant to the cooperation agreement, the Company agreed to pay the following:

1.	Until the earlier of (i) the consummation of an initial public offering (“IPO”), or (ii) the consummation of a change of control (as such term is defined in the agreement):
a.	a finders’ fee commission, payable on a quarterly basis, at a fixed rate equal to 10% of the net sales (as such term is defined in the agreement) derived from Introduced parties (as such term is defined in the agreement) (the “Finder Payment”);
b.	royalties, payable on a quarterly basis, at a fixed rate of 2.5% of the net sales excluding net sales subject to the Finder Payment; and
c.	warrants to purchase up to 2.25% of the Company’s issued and outstanding share capital as of the date of exercise of the most preferable class of shares of the Company as set forth in the agreement. See note 8D (1).

2.	In the event of (i) an IPO or (ii) change of control, 1.5% of the Exit Consideration (as such term is defined in the agreement) payable in connection with such IPO or a change of control.

As of December 31, 2016 and 2017, the Company has no commitment for royalties or finder’s fees.

F-13

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES LIABILITIES (Cont.)

B.	Lease facilities

In June 2017, the Company entered into an office lease agreement, which will end on July 15, 2020. According to the lease agreement, the monthly office lease payment is approximately $17.

Future minimum lease payment for all existing operating lease as of December 31, 2017 are as follows:

2018	$200
2019	200
2020	110
Total	510

NOTE 8 - SHAREHOLDERS’ EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares and warrants

(1)	At inception, the Company issued 40,000 Ordinary Shares, NIS 0.01 par value per share, to the Company’s founders for no consideration.

(2)	On May 11, 2016, the Company entered into a convertible note agreement with one if its directors pursuant to which the Company issued a convertible note for a consideration of $50. All of the outstanding principal was convertible into Ordinary Shares based on a conversion price representing a 15% discount on the fair value of the Company’s Ordinary Shares at the date of conversion. On August 4, 2016, the note was converted into 721 Ordinary Shares.

The Company concluded the value of the convertible note is predominantly based on a fixed monetary amount known at the date of issuance as represented by the 15% discount to the fair value of the Company’s Ordinary Shares. Accordingly, the convertible note was classified as debt and is measured at its fair value, pursuant to the provisions of ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity.”

The fair value of the convertible note is measured based on observable inputs as the fixed monetary value of the variable amount of Ordinary Shares to be issued upon conversion (level 2 measurement).

(3)	In August and November 2016, the Company raised $2,000 (gross) through private placements of its Ordinary Shares. The Company issued 33,318 Ordinary Shares ($60.03 per share) and 71,263 warrants to purchase Ordinary Shares. The warrants consist of: (i) 33,318 Series A Warrants exercisable within 18 months, at an exercise price per share of $189.09, (ii) 33,318 Series B Warrants exercisable within 30 months, at an exercise price per share of $270.13, and (iii) 4,627 Series C Warrants exercisable within 24 months, at an exercise price per share of $216.10. The net proceeds, after deducting closing costs and fees, amounted to $1,960.

F-14

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Issuance of shares and warrants (Cont.)

Subsequent to the balance sheet date, from January 10 through May 2, 2018, 22,502 Series A Warrants were exercised into 22,502 of the Company’s Ordinary Shares at an exercise price per share of $189.09 and for an aggregate of $4,255 (gross), 292 Series A Warrants expired on May 2, 2018 and for the remaining 10,524 Series A Warrants that were not exercised, the Company reached with the holder of those options an agreement to postpone their expiration date until August 3, 2018.

(4)	In September and October 2017, the Company raised $5,843 (gross) through private placements of its Ordinary Shares. The Company issued 21,629 Ordinary Shares ($270.13 per share) and 21,629 warrants (consisting of 6,339 Series D Warrants at an exercise price per share of $284.36 and 15,290 Series E Warrants at an exercise price per share of $255.70) to purchase Ordinary Shares. Both of the warrants are exercisable within 18 months. The net proceeds, after deducting closing costs and fees, amounted to $5,280. In addition, after deducting share based compensation granted to a finder, which relating compensation costs were recorded in equity, the increase of the Company’s equity amounted to approximately $5,192 (see Note 8D(2)).

The Ordinary Share issuances from September and October 2017 include a partial ratchet anti-dilution protection in the event of the exercise of Series A, B and C Warrants (see Note 8B(3)), in which case an applicable number of Ordinary Shares will be issued to purchasers of the Ordinary Shares to retroactively adjust their effective purchase price to align with the purchase price at which such new securities are issued.

(5)	During February through May 2018, the Company raised $2,700 (gross) through private placements of its Ordinary Shares. The Company issued 4,201 Ordinary Shares ($642.48 per share). The net proceeds, after deducting closing costs and fees, amounted to $2,511.

The share purchase agreements for the February through May 2018 issuances include anti-dilution protection, such that in the event that within a period of 15 months as of the closing date of the share purchase agreement, the Company will issue new securities or upon an exit event as defined in the share purchase agreement, an applicable number of Ordinary Shares will be issued to the purchasers of the Ordinary Shares to retroactively adjust their effective purchase price to equal a 30% discount of the purchase price of such new securities or to the price per share underlying such exit event, as applicable, provided that in no event shall the adjusted price per share exceed the original price per share. In the event an exit event or an issuance of new securities is not consummated during a period of 15 months as of the closing date, an applicable number of Ordinary Shares will be issued to the purchasers of the Ordinary Shares to retroactively adjust their effective price per share to $458.92.

C.	Equity Incentive Plan:

In January 2017, the Board of Directors (the “Board”) of the Company authorized an incentive share option plan (“2017 Plan”). The 2017 Plan provides for the grant of incentive share options to employees and service providers of the Company. Awards may be granted under the 2017 Plan until January 31, 2027.

According to the 2017 Plan, the aggregate number of Ordinary Shares that may be issued pursuant to awards will not exceed 14,350 Ordinary Shares.

F-15

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

D.	Shares and options to service providers:

The fair value for the warrants to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions: weighted average volatility of 70%, risk free interest rates of 1.4%, dividend yields of 0% and a weighted average life of the options of up to 5 years.

(1)	On August 3, 2016, as part of the cooperation agreement signed with IR for development, marketing, distribution and sale of the Company’s system services (as described in note 7A), the Company issued warrants to purchase up to 2.25% of the Company’s issued and outstanding share capital as of the date of exercise of the most preferable class of shares of the Company, with an exercise price of NIS 0.01 (approximately $0.003) per share. As of December 31, 2017, the number of warrants exercisable (representing 2.25% of the Company’s issued and outstanding share capital) was 2,210. In accordance with ASC 505-50, the Company recorded as deferred expenses a total of $100 and $137 in 2016 and 2017, respectively, which are amortized over 5 years beginning August 2016. In respect of such grants, amounts of $4 and $34 were recorded in the Company’s statement of comprehensive loss for the period from April 18, 2016 through December 31, 2016 and for the year ended December 31, 2017, respectively, included in research and development expenses.

(2)	On November 5, 2017, the Company issued 150 Ordinary Shares to a service provider as part of the total consideration for tax advisory services. The Company recorded in its statement of comprehensive loss an expense of $43 in respect of such grant, included in general and administrative expenses.

(3)	On November 9, 2017, the Company granted to a consulting service provider options to purchase 1,481 Ordinary Shares at an exercise price of NIS 0.30 per share (approximately $0.09 at the grant date) as part of the total consideration in respect of capital raising fees. These options are fully vested and expire 30 months from the grant date. As such options were granted in connection with an equity transaction, the relating compensation costs were recorded in equity with no impact on the statements of comprehensive loss.

E.	Share Based Compensation Expense:

The total share-based compensation expense, related to Ordinary Shares, options and warrants granted to employees and service providers was comprised, at each period, as follows:

	Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
	2016	2017

Research and development	$4	$34
General and administrative	--	43
Total share-based compensation expense	4	77

F-16

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 9 - RESEARCH AND DEVELOPMENT

	Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
	2016	2017

Depreciation	$6	$48
Share-based payment	4	34
Payroll and related expenses	105	2,195
Subcontracted work and consulting	424	197
Other	--	99
	539	2,573

NOTE 10 - GENERAL AND ADMINISTRATIVE

	Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
	2016	2017

Payroll and related expenses	$137	$537
Share-based payment	--	43
Professional services	69	442
Travel expenses	47	44
Rent and office maintenance	53	228
Depreciation	1	2
Other	7	--
	314	1,296

NOTE 11 - TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 25% in 2016. In December 2016, the Israeli Parliament approved the Economic Efficiency Law, 2016 (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which reduces the corporate income tax rate to 24% (instead of 25%) effective on January 1, 2017 and to 23% effective on January 1, 2018.

2.	As of December 31, 2017, the Company generated net operating losses of approximately $4,726, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues. Therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

F-17

Rail Vision Ltd.

Notes to the financial statements
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - TAXES ON INCOME (Cont.)

	December 31,
Deferred tax assets:	2016	2017

Deferred taxes due to carryforward losses	$204	$1,087

Valuation allowance	(204)	(1,087)
Net deferred tax asset	--	--

4.	The Company has no uncertain tax positions and foreign sources of income.

NOTE 12 - TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

A.	Transactions:

	Period from April 18, 2016 (inception) to December 31,	Year ended December 31,
	2016	2017

Professional services	$--	$22
Financial expenses (see Note 8B(2))	9	--
	9	22

B.	Balances:

	December 31,
	2016	2017

Other accounts payable	$--	$7
	--	7

See also Note 13C.

NOTE 13 – SUBSEQUENT EVENTS

A.	In January 2018, the Company granted 10,284 options to purchase 10,284 Ordinary Shares to its employees and directors and 2,230 options to purchase 2,230 Ordinary Shares to several service providers, at an exercise price of $270.13 per share. These options expire 10 years after their grant date and vest over 3 years in 9 tranches (33% of the options will vest upon the first year anniversary, the remainder of the options will vest in 8 quarterly tranches over a period of 2 years).

B.	Regarding Series A Warrants exercised, see note 8B(3).

C.	In accordance with the resolution of the Board dated November 5, 2017, on December 4, 2017 the general meeting of the shareholders of the Company approved to provide one of the founders of the Company a loan on the following material terms and conditions: (a) loan amount: NIS 100,000 (the “Loan”); the Loan will be provided in one installment; (b) maturity: 1 year following the date of disbursement (the “Term”); (c) interest: during the Term – 3.41% compounded annually; and (d) repayment: in 12 equal monthly payments. The loan was provided in January 2018.

D.	Regarding a share purchase agreement signed subsequent to the balance sheet date, see note 8B(5).

The Company evaluated subsequent events through June 25, 2018, the date the financial statements were issued. The Company concluded that no other subsequent events have occurred that would require recognition or disclosure in the condensed consolidated financial statements.

F-18

Ordinary Shares

Rail Vision Ltd.

PROSPECTUS

      , 2018

Sole Book-Running Manager

Chardan

Until and including           , 2018, 25 days after the date of this prospectus, all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors, Officers and Employees

Indemnification

The Israeli Companies Law 5759-1999, or Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association.

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

The Company’s amended and restated articles of association to be effective upon the closing of this offering will permit the Company to exculpate, indemnify and insure its office holders to the fullest extent permitted or to be permitted by the Companies Law.

Prior to the closing of this offering, the Company intends to enter into agreements with each of its directors and executive officers exculpating them from liability to the Company for damages caused to it as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by the Company’s amended and restated articles of association to be effective upon the closing of this offering and the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

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Item 7.	Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since April 18, 2016 (inception), which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On April 18, 2016 and August 23, 2016, the Company issued an aggregate of 40,000 Ordinary Shares to the Company’s founders for no consideration.

On August 3, 2016, the Company granted Israel Railways warrants to purchase up to such number of Ordinary Shares equal to 2.25% of our issued and outstanding share capital as of the date of the exercise, at a nominal price per share. The warrants will expire upon the consummation of an initial public offering or a change of control transaction.

On August 4 and November 2, 2016, the Company issued to certain investors pursuant to a private placement: (i) an aggregate of 33,318 Ordinary Shares at an average price per share of $60.03, (ii) warrants to purchase up to 33,318 Ordinary Shares, at an exercise price per share of $189.09, with an expiration date of May 2018, which was thereafter extended to August 2018, (iii) warrants to purchase up to 33,318 Ordinary Shares, at an exercise price per share of $270.13, with an expiration date of May 2019, and (iv) warrants to purchase up to 4,627 Ordinary Shares, at an exercise price per share of $216.10 with an expiration date of November 2018. As part of the private placement agreement, a convertible note of $50,000 was converted into 721 Ordinary Shares. From January until May 2018, the investors exercised warrants to purchase 22,502 Ordinary Shares, at an exercise price of $189.09 per share. Following the exercise of these warrants, the Company issued 1,553 Ordinary Shares to several investors pursuant to an anti-dilution provision included in July and September 2017 private placement agreements described below.

On September 5, 2017, the Company issued to certain investors pursuant to a private placement: (i) an aggregate of 6,339 Ordinary Shares at a price per share of $270.13, and (ii) warrants to purchase up to 6,339 Ordinary Shares, at an exercise price per share of approximately $284.36, subject to adjustments as determined in the share purchase agreement. The warrants will expire upon the consummation of an initial public offering reflecting a pre-money company value of at least $40,000,000.

On October 6, 2017, the Company issued to certain investors pursuant to a private placement: (i) an aggregate of 15,290 Ordinary Shares at a price per share of $270.13, and (ii) warrants to purchase up to 15,290 Ordinary Shares, at an exercise price per share of approximately $255.70, subject to adjustments as determined in the share purchase agreement. The warrants will expire upon the consummation of an initial public offering reflecting a pre-money company value of at least $40,000,000.

On November 9, 2017, the Company granted to a consulting service provider warrants to purchase 1,481 Ordinary Shares at an exercise price of NIS 0.3 per share (approximately $0.09 at the grant date) as part of the total consideration with respect to fees pursuant to a private placement from August 2016. The warrants will expire upon the consummation of an initial public offering reflecting a pre-money company value of at least $40,000,000.

On November 5, 2017, the Company issued 150 Ordinary Shares to a service provider as part of the total consideration for tax advisory services.

From February through May 2018, the Company issued to certain investors pursuant to a private placement an aggregate of 4,201 Ordinary Shares at a price per share of $642.48. Pursuant to the share purchase agreement for this transaction, upon the consummation of a successful initial public offering of our shares on the Nasdaq, the price per share will be reduced, if at all, to reflect a 30% discount of the public offering price per share, and the investors will receive additional Ordinary Shares for no consideration, if any, based on the adjusted price per share.

Additionally, the Company has granted options to purchase an aggregate of 12,227 Ordinary Shares (not including options to purchase 287 Ordinary Shares granted to a former employee which expired upon termination) to employees, directors, consultants and service providers under our Share Option Plan, with an exercise price $270.13 per share, none of which were vested as of June 22, 2018.

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Item 8.	Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement by and among Rail Vision Ltd. and the underwriters named therein.

3.1*	Amended and Restated Articles of Association of Rail Vision Ltd., as currently in effect.

3.2*	Amended and Restated Articles of Association of Rail Vision Ltd., to be in effect upon the completion of this offering.

4.1*	Form of Representative’s Warrant.

4.2	Form of Warrant to Purchase Ordinary Shares issued in connection with the August 2016 Share Purchase Agreement.

4.3	Amendment No. 1 to Warrant to Purchase Ordinary Shares issued to Foresight Autonomous Holdings Ltd.

4.4	Form of Warrant to purchase Ordinary Shares issued in connection with the August 7, 2017 Share Purchase Agreement.

4.5	Form of Warrant to purchase Ordinary Shares issued in connection with the September 11, 2017 Share Purchase Agreement.

5.1*	Opinion of Eitan Mehulal & Sadot.

10.1*	Cooperation Agreement, dated August 3, 2016, by and between Rail Vision Ltd. and Israel Railways.

10.2*	Share Purchase Agreement by and between the Rail Vision Ltd. and Foresight Autonomous Holdings Ltd., Capitalink Ltd., and Amir Uziel Consulting Ltd., dated August 4, 2016.

10.3	Form of Indemnification Agreement.

10.4	Rail Vision Ltd. Share Option Plan.

23.1*	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu.

23.2*	Consent of Eitan Mehulal & Sadot (included in Exhibit 5.1)

24.1	Power of Attorney (included in signature page of Registration Statement).

* To be filed by amendment.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

II-3

Item 9.    Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ra’anana, Israel on            , 2018.

RAIL VISION LTD.

By:
Elen Katz
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Rail Vision Ltd. hereby constitute and appoint each of Elen Katz and Ofer Naveh with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, Director (Principal Executive Officer)
Elen Katz

Chief Financial Officer (Principal Financial and Accounting Officer)
Ofer Naveh

Director
Guy Gershoni

Director
Zohar Levi

Director
Eli Yoresh

II-5

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Zysman, Aharoni, Gayer & Sullivan & Worcester LLP, the duly authorized representative in the United States of Rail Vision Ltd., has signed this registration statement on        , 2018.

 II-6